Filed Pursuant to Rule 253(g)(1)

Registration No. 024-11154

20,000,000 SHARES OF CLASS A COMMON STOCK

$50,000,000

This is the initial public offering of shares of voting Common Stock, par value $0.01 (the “Common Stock”) of MjLink.com Inc, a Delaware corporation (which we refer to as “MjLink,” “the Company,” “we,” “our,” and “us”). We are offering our common stock, at an offering price of $2.50 per share (the “Offering Price”) up to a maximum offering amount of $50,000,000 (the “Maximum Offering Amount”). During the Offering, we may in our sole discretion increase the per share price, subject to filing an offering circular supplement or post qualification amendment.

All of our shares of Class A Common Stock are being offered on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings. This Offering will terminate on the first to occur of (i) the date on which all $50,000,000 of our Offered Shares are sold or (ii) May 22, 2021, subject to our right to extend such date for up to 90 days in our sole discretion (in each such case, the “Termination Date”). The minimum purchase requirement per investor is 100 Offered Shares at $2.50 per Share or $250. The total minimum offering amount to close the entire Offering is $420,000.

If the Company has received and accepted subscriptions for the $420,000 representing the sale of a minimum of 168,000 shares of Class A Common Stock (the Minimum Offering”) on or before the Termination Date, then the Company will close on the $420,000 Minimum Offering Amount (the “Initial Closing”) and, until the Termination Date, may hold one or more additional closings for additional sales (each an “Additional Closing”), up to the maximum number of Offered Shares and any Additional Shares. Until the $420,000 Minimum Offering amount is obtained, the proceeds for the offering will be kept in an escrow account described below.

Upon achievement of the $420,000 Minimum Offering amount and the closing on such amount, the proceeds from the Minimum Offering amount will be distributed to the Company and the 168,000 Offered Shares will be issued to the investors who subscribed for such 168,000 Offered Shares. Upon each Additional Closing, if any, the proceeds subject to that Additional Closing will be distributed to the Company and the associated Offered Shares will be issued to the investors who subscribed for such Shares. If the offering does not close, the proceeds for the offering will be promptly returned to investors, without deduction and generally without interest.

Subscriptions may be made by either check, wire, credit card or ACH deposits. We have engaged Prime Trust as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors. We reserve the right to change all of the foregoing terms based on, among other things, changed circumstances, which changes will be reflected in an offering circular supplement or post qualification amendment.

We are directly offering the Shares, although we reserve the right to engage the services of one or more FINRA registered broker/dealers to assist us in the sale of the Offered Shares and may engage the services of one or more managing selling agents to sell the Offered Shares on a “best efforts” basis. At this time, we have not determined whether we will require the services of such broker/dealers or selling agents.

We expect to commence the offer and sale of the Offered Shares as of the date on which the Regulation A Offering Statement of which this Offering Circular is a part (the “Offering Statement”) is qualified by the SEC. Prior to this Offering, there has been no public market for our Common Stock.

Ken Tapp is our Chief Executive Officer. LVC Consulting, LLC (“LVC”), of which Ken Tapp is the Managing Member owns 51.04% of our Common Stock outstanding on a Non-Dilutive basis (not including the conversion of Preferred Shares into Common or the Shares to be sold in this Offering) and owns 7.58% of our shares on a dilutive basis (based on the percent of total voting stock before the Offering, including the Preferred Share Conversion on a 1-for-3 conversion basis, i.e. for every 1 Preferred Share converted, the Preferred Share Holder will receive 3 Class A Common Shares). LVC owns 4.85% of our outstanding shares based on the total voting stock after the offering , including the Common Shares converted from the Preferred Shares. Ken Tapp is Social Life’s Chief Executive Officer and with other officers and directors owns 1.9% of Social Life’s outstanding shares.

Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders.

	Price to	Maximum	Proceeds to
	Public	Commissions (1)	Issuer (2)
Shares Offered by Company
20,000,000 shares at per share price:	$2.50	$0.20	$2.30
Total Maximum:	$50,000,000	$4,000,000	$46,000,000

(1)

In the event that we engage the services of one or more FINRA registered broker/dealers or selling agents, we except to pay such parties commissions of up to 8% of the gross proceeds received from investors who purchase Shares through such broker/dealers or selling agents.

(2)

Does not include expenses of the Offering, including but not limited to fees and expenses for marketing and advertising of the Offering, media expenses, fees for administrative, escrow fees, accounting, audit and legal services, FINRA filing fees, fees for EDGAR document conversion and filing, and website posting fees, estimated to be approximately $500,000 up to $4,000,000 if we complete the Maximum Offering Amount.

THE COMMON STOCK OFFERED HEREBY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE “RISK FACTORS” FOR A DISCUSSION OF CERTAIN RISKS YOU SHOULD CONSIDER BEFORE PURCHASING ANY SHARES IN THIS OFFERING.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This Offering Circular contains all of the representations by us concerning this Offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

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NASAA UNIFORM LEGEND

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED ‘BLUE SKY’ LAWS).

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NOTICE TO FLORIDA RESIDENTS

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER SECTION 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

EACH STATE HAS SEPARATE FILING REQUIREMENTS FOR TIER 1 REGULATION A+ FILINGS. FOR EXAMPLE, FLORIDA ACCEPTS THE UNIFORM APPLICATION TO REGISTER SECURITIES (FORM U1) AND ALLOWS FOR ELECTRONIC SIGNATURE OF FORMS.

PATRIOT ACT RIDER

THE INVESTOR HEREBY REPRESENTS AND WARRANTS THAT THE INVESTOR IS NOT, NOR IS IT ACTING AS AN AGENT, REPRESENTATIVE, INTERMEDIARY OR NOMINEE FOR A PERSON IDENTIFIED ON THE LIST OF BLOCKED PERSONS MAINTAINED BY THE OFFICE OF FOREIGN ASSETS CONTROL, U.S. DEPARTMENT OF TREASURY. IN ADDITION, THE INVESTOR HAS COMPLIED WITH ALL APPLICABLE U.S. LAWS AND REGULATIONS, DIRECTIVES, AND EXECUTIVE ORDERS ;RELATING TO ANTI-MONEY LAUNDERING, INCLUDING BUT NOT LIMITED TO THE FOLLOWING LAWS: (1) THE UNITING AND STRENGTHENING AMERICA BY PROVIDING APPROPRIATE TOOLS REQUIRED TO INTERCEPT AND OBSTRUCT TERRORISM ACT OF 2001, PUBLIC LAW 107-56, AND (2) EXECUTIVE ORDER 13224 (BLOCKING PROPERTY AND PROHIBITING TRANSACTIONS WITH PERSONS WHO COMMIT, THREATEN TO COMMIT, OR SUPPORT TERRORISM) OF SEPTEMBER 23, 2001.

NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER

NO DISQUALIFICATION EVENT (“BAD BOY” DECLARATION)

NONE OF THE COMPANY, ANY OF ITS PREDECESSORS, ANY AFFILIATED ISSUER, ANY DIRECTOR, EXECUTIVE OFFICER, OTHER OFFICER OF THE COMPANY PARTICIPATING IN THE OFFERING CONTEMPLATED HEREBY, ANY BENEFICIAL OWNER OF 20% OR MORE OF THE COMPANY’S OUTSTANDING VOTING EQUITY SECURITIES, CALCULATED ON THE BASIS OF VOTING POWER, NOR ANY PROMOTER (AS THAT TERM IS DEFINED IN RULE 405 UNDER THE SECURITIES ACT OF 1933) CONNECTED WITH THE COMPANY IN ANY CAPACITY AT THE TIME OF SALE (EACH, AN “ISSUER COVERED PERSON”) IS SUBJECT TO ANY OF THE “BAD ACTOR” DISQUALIFICATIONS DESCRIBED IN RULE 506(D)(1)(I) TO (VIII) UNDER THE SECURITIES ACT OF 1933 (A “DISQUALIFICATION EVENT”). THE COMPANY HAS EXERCISED REASONABLE CARE TO DETERMINE WHETHER ANY ISSUER COVERED PERSON IS SUBJECT TO A DISQUALIFICATION EVENT.

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THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

About This Form 1-A and Offering Circular

In making an investment decision, you should rely only on the information contained in the Offering Circular. We have not authorized anyone to provide you with information different from that contained in this Offering Circular. We are Offering to sell and seeking offers to buy the Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form 1-A and Offering Circular is accurate only as of the date of this Form 1-A and Offering Circular, regardless of the time of delivery of the Offering Circular. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Continuous Offering

Under Rule 251(d)(3) to Regulation A, the following types of continuous or delayed Offerings are permitted, among others: (1) securities offered or sold by or on behalf of a person other than the issuer or its subsidiary or a person of which the issuer is a subsidiary; (2) securities issued upon conversion of other outstanding securities; or (3) securities that are part of an Offering which commences within two calendar days after the qualification date. These may be offered on a continuous basis and may continue to be offered for a period in excess of 30 days from the date of initial qualification. They may be offered in an amount that, at the time the Offering statement is qualified, is reasonably expected to be offered and sold within one year from the initial qualification date. No securities will be offered or sold “at the market.” The supplement will not, in the aggregate, represent any change from the maximum aggregate Offering price calculable using the information in the qualified Offering statement. This information will be filed no later than two business days following the earlier of the date of determination of such pricing information or the date of first use of the Offering circular after qualification.

Sale of these shares will commence within two calendar days of the qualification date and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of its Board of Directors and in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon occurrence of the Minimum Offering Amount and acceptance of subscriptions for the Securities by the Company.

This Offering is inherently risky. See “Risk Factors” on page 20.

This Offering Circular follows the disclosure format prescribed by Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is September 28, 2020.

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The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

Unless otherwise indicated, data contained in this Offering Circular concerning the business of MjLink.com Inc and its direct and indirect subsidiaries are based on information from various public sources. Although we believe that this data is generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Circular, except for references to “capital stock,” “common stock,” “shares,” “preferred stock” or “stockholders,” which applies only to MjLink, as used in this Offering Circular, the terms “Company,” “we,” “our” or “us” or words of like import mean MjLink and includes its divisions, MjMicro, MjInvest, HempTalk, and WeedLife.

USE OF MARKET AND INDUSTRY DATA

This Offering Circular includes market and industry data that we have obtained from third-party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management has developed its knowledge of such industries through its experience and participation in these industries. While our management believes the third-party sources referred to in this Offering Circular are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this Offering Circular or ascertained the underlying economic or other assumptions relied upon by such sources. Furthermore, internally prepared, and third-party market prospective information, in particular, are estimates only and there will usually be differences between the prospective and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. Also, references in this Offering Circular to any publications, reports, surveys, or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey, or article. The information in any such publication, report, survey, or article is not incorporated by reference in this Offering Circular.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in Offering Circular, and any documents incorporated by reference are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as ‘anticipate,’ ‘estimate,’ ‘expect,’ ‘project,’ ‘plan,’ ‘intend,’ ‘believe,’ ‘may,’ ‘should,’ ‘can have,’ ‘likely’ and other words and terms of similar, meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in the Offering Circular, and any documents incorporated by reference herein or therein are based on reasonable assumptions we have made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Circular, and any documents incorporated by reference, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions, including the risk factors beginning at page as contained herein. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements. Any forward-looking statement we make in this Offering Circular, or any documents incorporated by reference herein speaks only as of the date of the Offering Circular, or any documents incorporated by reference herein. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions, and expectations, considering all information currently available to us, we cannot guarantee future transactions, acquisitions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements. All forward-looking statements, expressed or implied, included in this Offering Circular are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors that you should consider in evaluating our forward-looking statements. These risks include, but are not limited to, the following risks and/or business factors that may cause material risks:

●	Our independent registered public accounting firm has issued a going concern opinion; there is substantial uncertainty that we will continue operations in which case you could lose your investment.

●	Enforcement of existing federal or state regulations concerning the cannabis industry or adoption of new regulations that could have a material adverse effect on our business.

●	Cannabis remains illegal under Federal Law.

●	Our ability to effectively execute our business plan and respond to the highly competitive and rapidly evolving marketplace and regulatory environment in which we intend to operate.

●	If our technology becomes obsolete, our ability generate revenue from it will be negatively impacted.

●	Our ability to manage our expansion, growth, and operating expenses.

●	If we lose key management, our business may materially suffer.

●

Because our directors and executive officers are among our largest stockholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from those of investors.

●

We will need substantial additional funding to continue our operations, which may result in dilution to our stockholders and materially affect our ability to raise capital when needed, if at all, which could cause us to have insufficient funds to pursue our operations, or to delay, reduce or eliminate our development of new programs or commercialization efforts.

●	An investment in our shares is highly speculative.

●	Our ability to evaluate and measure our business, prospects and performance metrics, and our ability to differentiate our business model and service offerings.

●	Our ability to compete, directly and indirectly, and succeed in the highly competitive and evolving Cannabis industry.

●	Our ability to deal with more stringent federal regulations on recreational and/or medical use of Cannabis, which could directly and indirectly materially and adversely affect our business.

●	Our ability to develop, maintain and enhance a strong brand.

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OFFERING CIRCULAR

This Offering Circular contains a fair summary of the material terms of documents summarized herein. All concepts, goals, estimates and business intentions are revealed and disclosed as such that are known to management as of the date of this Offering Circular. Circumstances may change so as to alter the information presented herein at a later date and will be updated by Amendment

As used in this Offering Circular, unless specifically noted, all references to “MjLink,” “capital stock,” “common stock”, “shares,” “preferred stock” or “stockholders,” applies only to MjLink as used in this Offering Circular; the terms “Company,” “MjLink,” “we,” “our”, “us” or words of like import mean MjLink and its direct and indirect subsidiaries, as well as MjLink’s divisions that consist of MjMicro, MjInvest, HempTalk, and WeedLife. Regulation A is sometimes referred to herein as “Reg A” or “Reg A+”

All references in this Offering Circular to “years” and “fiscal years” means the twelve-month period ended December 31st.

As at the date of this Offering Circular, we are authorized to issue up to 150,000,000 shares of Capital Stock. All Class A Common Stock Shares in this offering are designated as Common Stock (“Common Stock”), and an aggregate of 5,270,682 Class A shares of Common Stock have been issued and outstanding.

THE COMPANY

Company History Overview

From January 2013 to our incorporation in Delaware on September 20, 2018, we operated as the cannabis division of the SEC reporting publicly traded company, Social Life Network, Inc, a Nevada corporation (hereafter referred to as “Social Life”).  Our Chief Executive Officer and Board of Directors has managed our operations since inception.  Social Life is publicly quoted under the symbol “WDLF” on the OTC Pink Market.  Social Life  assumed our expenses until  August 6, 2020, at which time Social Life ceased funding our operations as approved by Social Life’s and our Board of Directors. We will fund our operations, including paying Social Life the debt we owe to it, through private equity offerings and/or through this Regulation A Offering, until such time that we generate sufficient revenue for our operations. There are no assurances that we will receive adequate funding for our operations.

Cannabis and Hemp companies face ongoing difficulties around the world with marketing and advertising their products and brands to consumers, both with online and through traditional advertising. The global consumer base for these companies and brands have been growing at an exponential rate, as more and more states, provinces, and countries legalize the use of cannabis and hemp products, either medically or recreationally.

In the United States, according to BDS Analytics, the consumer base has grown to more than 70 Million people who have purchased legal cannabis since Colorado passed the legalization of recreational marijuana on November 6, 2012. We launched MjLink in January of 2013 as a direct response of online advertising and marketing restrictions placed by Google, Facebook, and other social media networks that year.

We are a leading social networking platform and event company that has in part helped expedite the growth of the cannabis industry worldwide. We are one of the largest social and digital media cannabis/hemp related platforms for connecting professionals to businesses, and marketing products to consumers.

Industry Overview

If you think investing in the cannabis industry has run its course, and the early investment opportunities are gone, think again! We have tracked industry data points since launching the MjLink social networking platform in January of 2013, and what you must first understand is that the legal cannabis industry is stuck in its infancy. Why?

This is because the illicit cannabis industry was $53.3 Billion USD a year in the United State prior to Colorado legalizing adult use in January 2014 (the first American State to legalize recreational cannabis use). According to the January 2020 BDS Analytics Report, the United States was only been able to move $12.2 Billion of that $53.3 Billion into the legal cannabis market in 2019.

This means we have a long way to go before the industry matures, and the future estimate, as stated in a report by the New Frontier Data in April 2020, is that the U.S. legal cannabis market is forecast to grow to $30 billion by 2025. This is attributed to more state markets quickly transfer product demand from the illicit market, thereby achieving a key objective of legalization in undercutting the unregulated activities.

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Through the robust growth in current legal markets, cannabis will likewise continue to be a significant generator of new jobs (from 258,437 in 2019, to a projected 743,196 in 2025 - an increase of 188%), and of tax revenues for the federal and state governments ($1.41 billion in 2019, projecting to $4.06 billion in 2025), according to the same report by New Frontier Data --yet another indicator that the cannabis industry is ripe for investment.

Sean Williams, a reporter for The Motley Fool, said in an article on June 2nd, 2019: “Unless you’ve been living under a rock, there’s a pretty good chance you’ve heard about the once-in-a-generation investment opportunity that is the legalized marijuana industry. According to Bank of America analyst Christopher Carey, the cannabis industry could one day offer peak annual sales potential of $166 billion and disrupt industries that currently total $2.6 trillion in yearly sales. Considering that only two countries worldwide have OK’d recreational weed, and just over 40 have legalized medical marijuana, the ceiling for the pot industry is still a ways off.

But when it comes to the biggest individual market opportunities within the marijuana industry, the United States takes the cake (or should I say pot brownie?). Per Carey, the U.S. would account for 34% of the $166 billion in peak annual sales, based on his firm’s modeling”. The complete article can be found at https://www.fool.com/investing/2019/06/02/us-marijuana-sales-may-triple-to-30-billion-by-202.aspx

Global Market Insights, Inc. has recently added a new report on the cannabidiol (CBD, primarily from high producing cannabidiol Hemp) market, which estimates the global market valuation for cannabidiol will cross US$ 89 Billion by 2026. Growing medical applications and increasing sales of cannabidiol derived products in retail stores are two major factors supplementing market growth.

After passing the Farm Bill in 2018, there has been a significant demand for CBD products across the globe especially in developed countries such as the U.S., France, Canada, and Netherlands, among others. The sales of CBD products are also increasing rapidly as cannabidiol-based products contain trace amounts of THC (psychoactive compound) and varied amounts of CBD. Also, many cannabidiol product manufacturing companies have partnered with big retail stores across countries which is expected to double the sales.

According to a GMI report in February of 2020, the neurological conditions application segment is projected to grow with a considerable Combined Annual Growth Rate (“CAGR”) of 51.8% during the forecast timeframe. Cannabidiol has proven to reduce the seizures and nausea associated with few of the neurological conditions such as Parkinson’s disease, Alzheimer’s disease, epilepsy, and others. With around 5.5 million individuals in the U.S. suffering from Alzheimer’s disease and around 1.2% of the total U.S. population suffering from epilepsy, the increasing incidences of neurological disorders will augment the CBD market growth.

By source, the CBD market is segmented into marijuana and hemp. The Hemp segment is expected to grow with a higher CAGR of 53.1% and is predicted to continue this trend throughout the forecast timeframe. Hemp consists of trace amounts of THC, whereas CBD is present in huge amounts, thus CBD based products are being utilized for treating various ailments. Additionally, majority of the countries have only legalized farming of hemp instead of marijuana as it contains THC, which is a psychoactive substance. Thus, owing to the aforementioned factors, the market is expected to gain traction during the coming years.

According to distribution channels in the GMI report, the online CBD segment was valued at USD 1.3 Billion in 2019. Regulations regarding the sales of CBD products have been vague and products cannot be sold directly in many retail stores. Prominent examples of such countries include India, China, Germany, and Malaysia, among others. Online selling platforms such as company websites, Amazon, Alibaba, and Flipkart aids in selling the products without any hassle across the globe, which results in increased adoption.

The report forecasts, Peru cannabidiol market is estimated to grow at more than a 59.5% CAGR_ during 2020-2026, owing to the recent legalization of cannabis and its derivatives for therapeutic and medicinal use. Additionally, favorable climate for the production of cannabis which will allow up to five harvests per year and low-cost labor also contributes to the market growth. Cost-effective conditions and increasing awareness regarding hemp farming and benefits will further create many lucrative opportunities for key market players, thereby driving market growth.

Our Business Overview

Our technology platform consists of four separate and unique private social networks powered by artificial intelligence (AI) and Blockchain technology, with a total of 21 sites and apps in the entire MjLink network. In total, the MjLink network provides the cannabis industry with a singular platform for social networking, product and dispensary search, digital content distribution, advertising, video conferencing and virtual investment conferences, mobile app and website building tools, learning management, and online event solutions. We support user groups that make up the cannabis industry worldwide, attracting an average of more than 4 million visits each month throughout our combined sites and apps, from an average of more than 120 countries worldwide.

Our goal is to become the highest regarded technology and event company in the cannabis and hemp industry worldwide. Due to our unique positioning after 7 years of operations, and having developed four separate and unique social networks that are used in more than 120 countries, we believe that there are considerable monetization opportunities by executing our business plan in which traditional trade shows and conferences are complimented 365 days a year by our niche social networks and business application tools.

We do not cultivate, dispense, or sell hemp, cannabis, or any derivatives of the cannabis plant, such as infused products.

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We currently generate revenues through five primary sources:

1.	Online advertising throughout all four of our social networks and the 21 websites and mobile apps that we operate;
2.	Monthly digital subscriptions, providing business professionals with digital services that boost their marketing and online influence;
3.	Annual subscription, providing investor platform for C-level execs to conduct live and pre-recorded investment pitches and roadshows;
4.	Attendance and sponsorships to participate at our MjMicro Investor Conferences that we produce one to three times per year; and
5.

Monthly MjMicro Virtual Online Conferences, produced one to three times per month, where companies pay us an annual fee for allowing executives to present their companies to our online investor audience.

Cannabis and Hemp Industry Social Networks and Event Platform

Our technology platform consists of four separate and unique private social networks depicted below, with a total of 21 sites and apps in the entire MjLink network. In total, the MjLink network provides the cannabis industry with a singular platform for:

●	Social Networking powered by AI social matching and blockchain technology

●	Product and Dispensary Search

●	Digital Content Distribution

●	Video and HTML5 advertising

●	Live Video Conferencing and Virtual Conferences

●	Mobile App and Website Building Tools

●	Learning Management System

●	Digital Event SaaS

●	5G-compliant Big Data

●	5G-compliant simulcasting of events and social networking

●	5G-compliant Internet of things (for seed to sale tracking applications)

We support user groups that make up the cannabis industry worldwide, attracting an average of more than 4 million visits each month throughout our combined sites and apps of more than 120 countries worldwide.

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1. MjLink.com Social Network

MjLink.com is a B2B social network that operates similar to LinkedIn, connecting industry operators and entrepreneurs together online and through regional and national cannabis events; however, MjLink operates with important distinguishing characteristics by providing cannabis and hemp related business professionals with a better networking platform than LinkedIn, that is:

●	free of spammers

●	free of white noise

●	specifically designed for the type of Cannabis or Hemp business and according to how each business operates

2. WeedLife.com Social Network

WeedLife.com is a C2C social network that functions much like Facebook and MeetUps for cannabis enthusiasts. Launched in January 2013, it is now one of the largest cannabis-only social networks worldwide used by people in more than 120 countries. WeedLife is used primarily by consumers and caregivers online, as well as bud tenders and dispensaries that connect with their customers.

3. HempTalk.com Social Network

HempTalk.com is a social marketplace for industrial hemp and CBD companies, consumers, and industry experts. HempTalk is designed for distributing information and education materials about the emerging hemp industry. HempTalk.com allows for CBD and hemp companies to use ecommerce and affiliate marketing to reach and service more online customers.

4. MjInvest.com Social Network

MjInvest.com is a private investor network for the cannabis industry. The investor network is complimented by our New York and Los Angeles based MjMicro Conferences. MjInvest provides public and private C-level executives the ability to connect and pitch their companies online to existing and potential shareholders, analysts, family offices, venture funds and accredited investors.

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MjMicro Conference, produced by the MjInvest Social Network

The MjMicro Conference is an invitational forum that unites publicly traded and private cannabis companies led by seasoned executives with next level, high net worth investors. C-level executives from presenting firms have the opportunity to meet one-on-one with next-level private and institutional investors, with a focus on discussing structured investments that will provide opportunities for business expansion and growth. The investment conference draws in speakers from the top investment firms and accredited investors, looking to connect with top C-level executives in the cannabis and hemp industry. We then provide those same investors and C-level executives the ability to virtually connect and present year-round, through our MjInvest.com investor network and through monthly virtual conferences that take place one to three times monthly.

More websites and apps in our network

The MjLink network of websites and apps are built into our four social networks described above with a total of 21 individual domains and applications. Through these sites and apps, consumers and businesses have access to:

●	International News distribution,

●	71 streaming cannabis video channels with 2,850 different online programs,

●	1,400 dispensary and care giver location mapping and product tracking integrations,

●	150 different API integration set of routines, protocols, and tools for connecting to industry software applications,

●	1,700 public and private company C-level executives that actively raise capital and pitch to investors,

●	A Free cannabis website builder and mobile app developer tools for companies to extend their marketing, and

●	15,000+ cannabis businesses that socially distribute their blogs and digital media content throughout our networks.

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AI and Blockchain Technology

We connect the millions of international cannabis and hemp consumers, business professionals, and companies together every year that make up the growing industry. We use artificial intelligence (AI) and Blockchain technology in our networks that allows our platform to learn the online social behavior of the users, to better connect people together with brands, advertising, and one another. The end result is strong user retention, longer session times, and greater advertising opportunities for the professionals and brands in the cannabis and hemp industries.

Our Cannabis and Hemp Event Platforms

We are changing the way industry events continue on, post their live event day(s), by integrating them into our social networking platforms the rest of the year. Think of LinkedIn, producing virtual and physical career fairs and industry trade shows around the country, to further enhance usefulness of the LinkedIn platform. We do this by leveraging the user-ship from our cannabis and hemp industry social networks, and then connect those users with local, regional and national events to conduct business both in person, and online with our four unique social networks, WeedLife.com, MjLink.com, HempTalk.com and MjInvest.com.

In the wake of the coronavirus pandemic (COVID-19), we launched the first of our social network “powered” virtual conferences, the MjMicro Virtual Investor Conference, and we plan to launch three new virtual event platforms over the next 12 months, encompassing the investment community, b2b trade shows for brands and retailers, consumer enthusiast events, and large-scale consumer festivals.

We intend to develop and drive our revenue growth through the MjMicro Virtual and Physical Conferences that are held and powered by our MjInvest.com investor network. This will be done by dedicating capital raised through this offering and by devoting additional corporate resources necessary, to the production of more frequent online events that will be held in emerging growth markets for both cannabis and hemp. Our goal with this strategic approach is to enhance our financial performance, while increasing both profit and gross margins. As legalization of cannabis for both medical and recreational markets continue to develop nationally and internationally, we believe that our strategic shift to providing larger investor events in developing markets, as well as more frequent online events will position us as the leader in virtual and physical investor events in the industry worldwide.

As a proof of model, we held our first MjMicro Virtual Conference on January 29th, 2020, with an average online attendance per company of 91 investors watching each of the presenters live. This was more than 400% the average audience size for presenters that pitch at the MjMicro physical conferences that we held in NYC and Beverly Hills in 2019. Over the following 7 days post the live virtual conference event, an average of 150 additional online investors watch the recordings of each presenting company, overwhelming proof that our online investor audience using the MjInvest.com investor platform (the same audience that is invited to the MjMicro physical conferences) find great value and convenience in getting access to companies, their C-level execs and the investment opportunities, online.

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Revenue is generally impacted by the number of events, size of attendance, volume of sponsorship and attendee sales, admission prices, and access fees to MjInvest.com. Event costs are included in direct operating expenses and are typically substantial in relation to revenues. Since the fees and costs are typically within a range for these events, significant increases or decreases in event revenue will generally result in comparable changes to operating income.

We utilize a sales force that creates and maintains relationships with sponsors through a combination of strategic, international, national and local opportunities that allow businesses to reach customers through the MjMicro Events, including advertising on our websites, co-sponsorship arrangements and commercial vendor booths at MjMicro. MjMicro drives increased advertising scale to further monetize the MjInvest platform through branded media content, corporate sponsorship and allowing those seeking investments to find investors. We work with our clients to help create marketing programs that drive their business goals and connect investors directly with MjInvest’s audience. We also work with other commercial businesses operating within the cannabis industry by providing vendors with tables and trade booths to help drive awareness of the vendor’s business by connecting with MjMicro’s vast international investor base.

Contingent upon adequate financing, MjMicro plans to conduct one to three virtual events per month, that are complemented by one to three physical events per year.

The Cannabis Industry and Market Opportunity

We believe that we have strong economic prospects due to the following industry dynamics and our competitive advantages:

●

Expanding Legalization of Cannabis: The growing and dispensing of cannabis for medical use is now legal in 34 states and the District of Columbia that allow their citizens to use medical cannabis. Additionally, Alaska, California, Colorado, Illinois, Oregon, Maine, Massachusetts, Michigan, Nevada, Vermont, Washington, and Washington DC have legalized cannabis for adult use at the state (or district) level. Despite a conservative political environment in Washington D.C., support for marijuana legalization appears to be rapidly outpacing opposition. According to 2019 Gallup Poll, public support for the legalization of marijuana in the United States has soared from approximately 16% in 1974 to approximately 66% in 2019, unchanged from 2018.

●

Legalization of Hemp & CBDs: After passing the Farm Bill in 2018, there has been a significant demand for CBD products across the globe, especially in developed countries such as the U.S., France, Canada, and Netherlands, among others. The sales of CBD products are also increasing rapidly as cannabidiol-based products contain trace amounts of THC (psychoactive compound) and varied amounts of CBD. Also, many cannabidiol product manufacturing companies have partnered with big retail stores across countries, which is expected to double the sales. According to a GMI report in February of 2020, the neurological conditions application segment is projected to grow with a considerable CAGR of 51.8% during the forecast timeframe. Non-clinical studies have indicated that Cannabidiol have reduced in some people the seizures and nausea associated with few of the neurological conditions such as Parkinson’s disease, Alzheimer’s disease, epilepsy, and others. There around 5.5 million individuals in the U.S. suffering from Alzheimer’s disease and around 1.2% of the total U.S. population suffers from epilepsy. Such increasing incidences of neurological disorders will aid in augmenting the CBD market growth. Global Market Insights, Inc. has recently added a new report on cannabidiol (CBD) market which estimates the global market valuation for cannabidiol will cross US$ 89 billion by 2026. Growing medical applications and increasing sales of cannabidiol derived products in retail stores are two major factors supplementing the market growth.

●

Market Size: Our market is intentionally broad and includes consumer brands, online marketers, emerging growth private and public cannabis companies, business professionals and virtually any other person or organization that seeks to attract, engage, and communicate with prospects, customers, consumers, fans, followers, patients, friends, and subscribers, among others, online, utilizing automated, interactive technology. Our target market is the rapidly growing global Cannabis and Hemp industries. According to the Substance Abuse and Mental Health Services Administration, approximately 24 million Americans use marijuana monthly or more frequently and another 10 million use marijuana on a less frequent basis, which equates this to a $16.2 billion global industry in 2019, and a projected $131.7 billion by 2026.

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●

Market Leader: Despite a number of competitors that have entered the cannabis market space, like MjBizCon, Benzinga and Cannabis Cup, and while a number of competitors that have sat on the sidelines waiting for Federal approval, like LinkedIn and Facebook, we believe that our brands still maintain their position as the one of the premier aggregator of content, networking and investing in cannabis related businesses.

●

Competition: Our business is highly competitive, and competition presents an ongoing threat to the success of our business. We face competition in the social networking sector for the hemp and cannabis community. For instance, our WeedLife.com social network competes with at least one of the other social networks in the cannabis space, Massroots.com, which has 1 million members. Collectively with our licensees, we compete on a larger scale with Facebook, LinkedIn, eBay, and other social networks and E-Commerce sites for users’ engagement, all of which have substantially more financial and operational resources, and a significantly larger user-base than we do. Our competitive disadvantages are that we do not have the higher level of operational and financial resources that our competitors have, which results in our having comparatively fewer resources to market our social network brands, advertise our digital services, acquire new users on our social networks, and sell our advertising and digital services to business customers.

Our Growth Strategy

Contingent upon proceeds from this Offering, we plan to overcome these disadvantages by:

●	growing organically by increasing the breadth and depth of its service and offerings
●	expanding our suite of value-added services
●	driving scale enhancements and complementing organic growth by pursuing attractive merger and acquisition opportunities
●	delivering value creation by leveraging our brand while achieving increased geographic reach and providing enhanced product/service offerings

●

Marketing: We utilize our own proprietary interactive video platform as the foundation of our ongoing marketing initiatives. Our initiatives include daily, broad-based social media engagement by a dedicated team of full-time employees and outside consultants, management of our website, email campaigns, as well as our CEO’s guest appearance at tradeshows and investor conferences, among other ongoing initiatives designed to increase awareness of our products and services and drive conversion and adoption rates.

Our marketing consists of:

●	Online Videos, Podcasts & Virtual Conferences
●	Print Advertising
●	Public Relations and IR
●	Digital Advertising
●	Social Media
●	Online Influencers

Marijuana Business Factbook estimates the legal-marijuana industry’s economic impact in the US was between $20 billion and $23 billion in 2017 with estimates that the economic impact could reach as high as $77 billion by 2022. Investors poured more than $10 billion into the North American marijuana industry in 2018 according to the Associated Press, twice the total amount invested in the previous three years. Polled experts by the Associated Press project that number will rise to about $16 billion in 2019, so the need for better events that provide introduction to capital, acquisition and consolidation opportunities, branding of industry retailers, educating consumers, and entertainment festivals, has never been in greater demand.

By leveraging our network audience to drive virtual and physical event attendance and new revenue models, contingent upon adequate financing, we will launch 4 event platforms in the next 18 months, encompassing the investment community, B2B trade shows for brands and retailers, consumer enthusiast events, and large-scale consumer festivals.

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Our AI and Blockchain Technology Will Aid Our Growth

Launched in 2013, MjLink is one of the oldest and largest technology platform for the cannabis and hemp industry globally, with the largest technology tool-set ever built into one single platform; that includes a social networking platform, API connectivity to other platforms and industry software, artificial intelligence (AI) and blockchain powered data science (AI Big Data), as well as free and premium marketing applications for business users (including a website builder and mobile app builder platform for business users).

Our AI powered personalization system creates better connection recommendations, while our blockchain powered search algorithm indexes every cannabis and hemp website in the world. Our platform also uses AI to increase privacy and the monitoring of behavior in the network for better user privacy and safety that is not found on mainstream social networks.

Personalization systems such as recommendation engines in recent years attracted the interest of many researchers and practitioners. Since Resnick and Varian first established the term “recommender system” in 1997 (https://en.wikipedia.org/wiki/Recommender_system), technologists have been improving recommendation quality and scalability of such systems by various means. While some programmers merged content-based with collaborative filtering in order to overcome sparsity problems and combine the advantages of both approaches, others focused on how to reduce the dimensionality of the user-item-matrix underlying collaborative filtering approaches. Today, recommendation systems successfully assist consumers on the Internet in finding products or objects based on items similar to the ones the customer himself previously liked or based on items that other customers similar to him or her liked in the past. However, personalization systems have not yet been widely applied when searching for people.

Therefore, we built our AI solution into our platform to answer the question: How can the selection of individuals in a niche social network for cannabis and hemp business and consumers users, be supported or improved with artificial intelligence (AI) in order to better connect them together? To solve this using artificial intelligence and polynomial (an expression consisting of variables and coefficients), we created a mathematical formula that fits data points together using a similar formula to Curve Fitting (https://en.wikipedia.org/wiki/Curve_fitting). This successfully identifies (within a factor of 93.7%) both the online behavior of two people in a social environment (behaving in our social networks) and then matching their data points in order to connect them together with the highest probability for socially interacting online. We use a base function (https://www.isixsigma.com/dictionary/y-fx/) equation to come up with the who, what, when and why related to a user’s behavior online, and then expand it to the first degree of a polynomial equation to find the first connection data point, the trend in behavior. We then expand the equation to identify the second data point of the polynomial, to identify the parabola trend between two users, then increase to the third polynomial by expanding the equation to include cubic function (https://www.mathopenref.com/cubicexplorer.html) to connect the data points together, which combined gives our AI engine four data points that fit two people together. Then we simply apply a formula to identify multiple sets of three additional variables, and fine tune the similarities between the two people to reach a 90% or greater match between people. The engine then becomes more precise (or less precise) as the two matched people continue to socially behave in our platform.

In order to process these data points accurately and fast, without system bias, we use a blockchain. We also use blockchain to index records both in our network platform and outside of it, by identifying industry content (articles and blogs) on websites that are linked from our social network when a user posts that link. This search indexing method is then used to provide our end-users with a better experience and access to valid website information when searching through our platform (in the same way that Facebook uses the Microsoft BING search engine and indexing of external websites).

A blockchain, by definition (https://en.wikipedia.org/wiki/Blockchain), is a growing list of records, called blocks, that are linked using cryptography. Each block contains a cryptographic hash of the previous block, a timestamp, and transaction data (generally represented as a Merkle tree - https://en.wikipedia.org/wiki/Merkle_tree).

By design, a blockchain is resistant to modification of the data. It is “an open, distributed ledger that can record transactions between two parties efficiently and in a verifiable and permanent way”. For use as a distributed ledger, a blockchain is typically managed by a peer-to-peer network collectively adhering to a protocol for inter-node communication and validating new blocks. Once recorded, the data in any given block cannot be altered retroactively without alteration of all subsequent blocks, which requires consensus of the network majority. Although blockchain records are not unalterable, blockchains may be considered secure by design and exemplify a distributed computing system with high Byzantine fault tolerance. Decentralized consensus has therefore been claimed with a blockchain.

Company Divisions and Growth Focus

1.

Expanding our Digital Footprint: We have 1.74 million user members, of which 475 thousand are active each month. We define “active” as a user member that log in and use any one of our networks or applications, more than three times per month. Combined with our active monthly user members, we attract users that do not log in to our platform and instead read and research news and information available to the public, throughout our networks and applications. These non-user members combined with our active user members described above, make up more than 4 million monthly user sessions to our social networks and apps. Our user traffic growth detailed below has organically grown over the past 7 years, via word of mouth and social sharing. Contingent upon adequate financing from this offering, we plan to market and advertise our social networks and applications nationally and internationally in order to supercharge our user growth and the inevitable customer growth our digital subscription services as well as the digital advertising services that are offered throughout our platform.

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2.	Increasing the Number of Events: Our plan is to aggressively expand the number of events with:

The MjMicro Virtual and Physical Conference is an Investor Conference launched in June 2019 to address the rapidly growing need for matching private and public companies in the cannabis industry with investors, private equity groups and investment banks. There will be at least 2 events scheduled per year around North America to make sure we are geographically accessible. We will conduct 10-14 virtual online MjMicro Conferences per year to reach investors who cannot attend our physical events. Our first two MjMicro Conferences in June 2019 and October 2019 were successful as they not only attracted top public and private presenting cannabis companies internationally, but also attracted large investment banks, family offices, and high net worth investors currently servicing the industry.

The MjLink Virtual and Physical Trade Show is an industry Brand-Retailer trade show for regional businesses to increase awareness of their products and brands to other local retailers. We will produce at least 2 events per year that are slated to launch in late 2020 to provide better face-to-face and virtual online exposure for our 10,000+ businesses on MjLink.com.

The HempTalk Expo is a consumer enthusiast event that is one-of-a-kind in the industry, bringing together home growers and smaller suppliers that otherwise find it financially difficult to participate in larger regional events. There will be at least 2 events scheduled per year that we plan to launch within the next 12 months, enabling merchants to connect virtually online, face-to-face, with their customers and distributors from our e-commerce platform accessible through HempTalk.com.

WeedLife Live is a large virtual online consumer festival that provides the mainstream consumer, industry associations, activists, and entertainers a venue to celebrate the rapidly growing cannabis/hemp industries. There will be 1 event scheduled per year to be launched on April 20th of 2021.

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3.

New Business Opportunities: Contingent upon adequate financing from this offering we plan to identify and acquire best-in-breed technology companies that service the industry worldwide. Our technology platform was built from day-1 with this intent in mind, ready for easy and fast integration of other technology platforms into ours. Over the past 7 years, we have successfully tested and integrated our platform with other tech companies programming, to include PHP, JAVA, Python, ColdFusion, ASP.NET, JavaScript, C++, HTML, CSS, SQL, Ruby and Google Go. With this technology edge, we will actively look to “role-up” the best, available technology companies in the industry in effort to make MjLink the “Google” of the cannabis and hemp industry worldwide.

Planned Future Growth

As the legalization of cannabis and hemp markets continue to develop globally, we believe that a strategic shift to focusing on larger developed industry segments like the emerging CBD industry, the international investment community, and the networking of small business professionals, will present us with attractive growth and opportunities. Furthermore, we have identified the opportunity to use our social networks in each of these industry segments to drive attendance to the conferences and trade shows that we are launching. This will create a synergistic relationship between these events that are held throughout the year, and our social networks that connect the attendees the rest of the year. We believe that growing this part of our business will result in longer usage and increased user acquisition of our social networks (from existing and potential members), resulting in greater long-term revenue potential.

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Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by a company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, crowdfunding round, a venture capital round, angel investment), or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to number of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

THERE CAN BE NO ASSURANCE THAT WE WILL BE ABLE TO RECEIVE ANY SIGNIFICANT NET PROCEEDS FOR OUR OPERATIONS AND EXPANSION PLANS.

REGULATION A+

We are offering our Common Stock pursuant to rules by the SEC mandated under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. These offering rules are often referred to as “Regulation A+.” We are relying upon “Tier 2” of Regulation A+, which allows us to offer up to $50 million in a 12-month period. In accordance with the requirements of Tier 2 of Regulation A+, we will be required to publicly file annual, semiannual, and current event reports with the SEC after the qualification of the offering statement of which this Offering Circular forms a part of.

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THE OFFERING

Issuer:	MjLink.com Inc

Shares Offered by MjLink:

A Minimum Purchase Price Per Investor of 100 Shares or $250 at an Offering Price of $2.50 per Share.

Total Minimum Offering Amount per the entire Offering is 168,000 Shares or $420,000.

Total Maximum Offering Amount per the entire Offering of 20,000,000 Shares or $50,000,000.

Number of shares of Common Stock To be Outstanding after the Offering

A maximum of 20,000,000 shares of Common Stock will be outstanding if we raise $50,000,000 and when added to the current outstanding of 5,270,682 Class A Common Stock Shares will represent an aggregate outstanding Class A Common shares of 25,270,682 (we are also offering 5,000,000 Class A Common Shares at $1.00 per share in a Rule 506(c) Offering to only Accredited Investors).

Price per Share:	$2.50

Use of Proceeds:	If we sell all of the 20,000,000 Offered Shares of Common Stock being offered in this Offering, we will achieve gross proceeds of $50,000,000.

We intend to use these net proceeds to fund our expansion of the MjMicro Conference, the MjInvest.com Network, the HempTalk.com Network, the MjLink.com, WeedLife.com Network, and the launch of three new trade shows for HempTalk, MjLink and WeedLife. Additionally, we plan to increase the size of our marketing and sales departments and increase our holdings through the acquisitions of other technology companies and trade show operators in the cannabis and hemp industry, as described in the “Use of Proceeds” section of this Offering Circular.

Risk Factors:	Investing in our Common Stock involves a high degree of risk. See “Risk Factors.”

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RISK FACTORS

The Shares offered hereby are highly speculative, and prospective purchasers should be aware that an investment in the Common Stock involves a high degree of risk. The SEC requires us to identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all public companies are subject to and all companies in the economy are exposed to. These risks pertain to economic downturns, political and economic events, and technological developments. Additionally, early stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks in your investment decision. Prospective purchasers should carefully consider the following risk factors in addition to the other information in this Offering Circular.

Cautionary Statements

The discussions and information in this Offering Circular may contain both historical and forward-looking statements. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us in forward-looking statements. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations.

Risks Relating to Our Business

Our financial statements for the 12-month period ended December 31, 2019 were prepared assuming we will continue as a going concern

The accompanying audited financial statements have been prepared assuming we will continue as a going concern. For the twelve-month period ended December 31, 2019, and the year ended December 31, 2018, we incurred a net loss of $328,063 and a net loss of $15, respectively, and as of December 31, 2019, we had a stockholder’s deficit of $328,078. Continuing as a going concern is dependent upon our ability to obtain the necessary financing to meet obligations and pay our liabilities arising from normal business operations when they come due and ultimately upon our ability to achieve profitable operations. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that we will be able to continue as a going concern.

Customer complaints and negative publicity regarding our products and services may hurt our business and reputation.

We may receive complaints or claims from threatened legal action or lawsuits from dissatisfied customers regarding the quality of media content distributed through our brand, networking events, promotions, and MjInvest. These claims may not be covered by our insurance policies. Any resulting negative publicity and/or litigation could be costly for us, divert management attention, result in increased costs of doing business, or otherwise have a material adverse effect on our business and results of operations.

Litigation may adversely affect our business, financial condition, and results of operations

From time to time in the normal course of its business operations, we may become subject to litigation that may result in liability material to our financial statements as a whole or may negatively affect our s operating results if changes to our business operations are required. The cost to defend such litigation may be significant and may require a diversion of resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. Insurance may be unavailable at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of the insurance coverage for any claims could have a material adverse effect on our business, results of operations, and financial condition.

If our technology becomes obsolete, our ability to license our Platform and generate revenues from it will be negatively impacted.

If our technology becomes obsolete, our results of operations will be adversely affected. The market in which we compete is characterized by rapid technological change, evolving industry standards, new products/services introductions, and changes in customer demands, that can render existing products/services obsolete and unmarketable. Our platform will require continuous upgrading, or our technology will become obsolete, and our business operations will be curtailed or terminate.

If we fail to develop or acquire technologies that adequately serve changing consumer behaviors and support our evolving business needs, our business, financial condition, and prospects may be adversely affected.

In order to respond to changing consumer behaviors, we need to invest in new technologies and platforms to deliver content and provide products and services where consumers demand it. If we fail to develop or acquire the necessary consumer-facing technologies or if the technologies we develop or acquire are not received favorably by consumers, our business, financial condition, and prospects may be adversely affected. In addition, as our business evolves and we develop new revenue streams, we must develop or invest in new technology and infrastructure that satisfy the needs of the changing business; if we fail to do so, our business, financial condition and prospects may suffer. Further, if we fail to update our current technology and infrastructure to minimize the potential for business disruption, our business, financial condition, and prospects may be adversely affected.

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New social network, online marketplace or application platform features or changes to existing features could fail to attract new users, retain existing users, or generate revenue.

Our business strategy is dependent on our ability to attract new users and retain existing ones any of the following factors may cause decreased use of our properties:

●	Emergence of competing websites and applications;

●	Inability to convince potential users to join our networks;

●	Technical issues related to mobile and desk top compatibility; and

●	Rise in safety or privacy concerns.

Should any of the above factors or a combination of such factors have a material effect on our business, our revenues and results of operations will be negatively affected.

Our future success will depend on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

We are highly dependent on our management team consisting of Kenneth Tapp, our Chief Executive Officer/Chief Technology Officer, and Mark DiSiena, our Chief Financial Officer. Our future success largely depends upon the continued services of our executive officers and management team. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may be unable to replace them readily, if at all. Additionally, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some of our customers and potential customers. Finally, we do not maintain “key person” life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could have a material adverse effect on our business, results of operations, and financial condition.

Our continuing ability to attract and retain highly qualified personnel will also be critical to our success because we will need to hire and retain additional personnel as its business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may be unable to effectively manage or grow our business, which could have a material adverse effect on our business, results of operations, and financial condition and as a result, the value of your investment could be significantly reduced or completely lost.

Should we lose our advertising or digital subscription or digital marketing or events revenues during any given period that have historically represented the majority of our revenues, our financial condition will be negatively affected.

We have generated a majority of our revenue for the first twelve months ended 2019 from digital marketing, microcap events, and digital subscription services of MjInvest.com. The loss of the majority of our revenues in future periods in any of these revenue categories will negatively and materially affect our results of operations.

We may incur uninsured losses and insurance may be difficult to obtain or maintain.

Although we plan to maintain casualty, liability and property insurance coverage and related insurance, we may incur uninsured liabilities and losses as a result of the conduct of our current and future business operations. Uninsured losses in any significant amount could have a material adverse effect on our business, results of operations, and financial condition

Moreover, because of our involvement in the cannabis industry, insurance policies that are otherwise readily available to business owners, such as workers’ compensation, general liability, and directors’ and officers’ insurance, may be more difficult for us to find, more expensive for us to obtain, or not at all available. Accordingly, there is a risk that we may be unable to find and maintain such insurance policies, or that the cost of these policies will be unaffordable. If may be unable to obtain or maintain such insurance policies on desirable terms, or at all, our ability to conduct business may be inhibited and it may be exposed to additional risks and financial liabilities.

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As of the date of this filing, our Chief Executive Officer has 7.58% of our issued and outstanding acquirable shares, making him our largest beneficial owner, in addition to which 2 other beneficial owners may be able to exert significant control over our business and affairs and have actual or potential interests that may depart from those of other investors.

Our Chief Executive Officer, by owning 7.58% of issued and outstanding acquirable shares, is our largest beneficial owner and with the addition of 2 other beneficial owners who own more than 5% of our issued and outstanding acquirable shares, these 3 beneficial owners would own over 15% of our outstanding shares may enable them to control our affairs. The interests of such persons may differ from the interests of our other stockholders and may involve potential or actual conflicts of interest. As a result, in addition to their board seats and offices, such persons will have significant influence and control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

●	to elect or defeat the election of our directors;

●	to amend or prevent amendment of our certificate of incorporation or by-laws;

●	to effect or prevent a merger, sale of assets or other corporate transaction; and

●	to control the outcome of any other matter submitted to our stockholders for a vote.

This concentration of ownership by itself may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for our common stock, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

There are conflicts of interest between our interest, the ownership interests of our CEO in MjLink and Social Life,   and the interests of  our Chief Executive Officer as our  CEO and CEO of Social Life.

Ken Tapp is Social Life’s Chief Executive Officer and with other officers and directors owns 1.9% of Social Life’s outstanding shares through LVC Consulting, LLC (“LVC”). Ken Tapp is LVC’s Managing Member. Ken Tapp is also our Chief Executive Officer and through LVC owns 51.04% of our Common Stock outstanding on a Non-Dilutive basis and 7.58% and 4.85 of our shares on a dilutive basis, before and after the sale of the Shares in this Offering, respectively, and including the Preferred Share Conversions. Accordingly, there are potential and actual conflicts of interests between and among Ken Tapp’s interests in Social Life and our interests.

We have authorized 25,000,000 Class B Common Shares that may result in our officers having the ability to influence stockholder decisions.

We have set the rights and preferences to our Class B Common Shares, including that each Class B Common Share is equal to 100 votes per share. We have not yet issued any Class B Shares.  Although we have no present plans or arrangements to issue Class B Shares, in the event we do issue Class B Shares to our  officers at 100 Votes per Class B Share,  we would be giving our officers control over a majority of our outstanding voting power,  enabling them to control corporate and stockholder matters, including funding employee equity incentive programs, electing directors, and determining the outcome of all matters submitted to a vote of our stockholders.

We have authorized 25,000,000 Preferred A Shares, the rights, and preferences which have superior rights to other shareholders.

After Board of Director approval, the State of Delaware approved a certificate of rights and preferences for our Preferred Shares, which certificate provides for a conversion rate of 1 to 3 (1 Preferred Share may be converted into 3 Class A Common Shares) and an annual non-cumulative dividend rate of 6%. These conversion and dividend rights are reserved solely for our Preferred Share Holders and constitute superior rights to holders of our Class A Common Shares, which have no such conversion or dividend rights.

We face intense competition since many of our competitors have greater resources than we do.

We face significant competition with respect to our Cannabis/Hemp Social Networks, including WeedMaps.com, Leafly.com, Akerna, which offer a variety of online advertising and e-commerce offerings. Cannabis information, networking, state specific legal cannabis businesses, and are intensely competitive. As such, we expect competition to intensify further in the future and we will be subject to competition for advertisers, well-established commercial cannabis information providers, media companies. Many of our competitors, including the competitors stated above, have greater capital resources, facilities and diversity of services and product lines, which will enable them to compete more effectively in this market. Competition may increase as a result of consolidation within the industry. We may be unable to differentiate our products and services from those of our competitors, or successfully develop and introduce new products and services that are less costly than, or superior to, those of our competitors, which could have a material adverse effect on our business, results of operations and financial condition.

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We face significant competition across the media landscape, including from event productions, digital publishers, social media platforms, search platforms, digital and advertising/marketing services, which we expect will continue, and as a result we may be unable to maintain or improve our operating results.

We compete with other event planners for market share and for the time and attention of consumers. The proliferation of choices available to consumers for information and business connections has resulted in audience fragmentation and has negatively affected overall consumer demand for visiting events. We also compete with digital publishers and other forms of media, including social media platforms, search platforms, portals, and digital marketing services. The competition we face has intensified as a result of the growing popularity of mobile devices, such as smartphones and social-media platforms, and the shift in consumer preference from print media to digital media for the delivery and consumption of content, including video content. websites or use our digital applications directly. Given the ever-growing and rapidly changing number of digital media options available on the Internet, we may be unable to increase our online traffic sufficiently and retain or grow a base of frequent visitors to our websites and applications on mobile devices. In addition, the ever-growing and rapidly changing number of digital media options available on the Internet may lead to technologies and alternatives that we are unable to offer.

The proliferation of new platforms available to advertisers may affect both the amount of advertising that we are able to sell as well as the rates advertisers are willing to pay. Our ability to compete successfully for advertising also depends on our ability to drive scale, engage digital audiences and prove the value of our advertising and the effectiveness of our digital platforms, including the value of advertising adjacent to high quality content, and on our ability to use our brands to continue to offer advertisers unique, and multi-platform advertising programs. If we are unable to demonstrate to advertisers the continuing value of our digital platforms or offer advertisers unique advertising programs tied to our brands, business, financial condition, and results of operations may be adversely affected.

Consolidation of our competitors in the markets in which we operate could place us at a competitive disadvantage and reduce our potential profitability.

We operate in an industry which is highly fragmented due to the regulatory environment. However, there may be a trend or competitive advantage among our competitors to consolidate or acquire value-added assets or scale operations through brand recognition. Consolidation of our competitors may jeopardize the strength of our competitive position in one or more of the markets in which we operate and any operational advantages or assets that we own. Losing some of those advantages or assets could have a material adverse effect on our business, results of operations, and financial condition.

We will need substantial additional funding to continue our operations, which could result in dilution to our stockholders; we may be unable to raise capital when needed, if at all, which could cause us to have insufficient funds to pursue our operations, or to delay, reduce or eliminate our development of new programs or commercialization efforts.

We will require substantial additional funding to continue to pursue our business and fulfill our expansion plans. We may also encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may increase our capital needs and/or cause us to spend our cash resources faster than we expect. Accordingly, we expect that we will need to obtain substantial additional funding in order to continue our operations. To date, we have financed our operations entirely through equity investments by founders and other investors, and we expect to continue to do so in the foreseeable future. Additional funding from those or other sources may be unavailable when or in the amounts needed, on acceptable terms, or at all. If we raise capital through the sale of equity, or securities convertible into equity, there will be dilution to our existing stockholders, which could be significant depending on the price at which we may be able to sell our securities. If we raise additional capital through the incurrence of additional indebtedness, we will likely become subject to further covenants restricting our business activities, and holders of debt instruments may have rights and privileges senior to those of our equity investors. In addition, servicing the interest and principal repayment obligations under debt facilities could divert funds that would otherwise be available to support development of new programs and marketing to current and potential new clients. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce, or eliminate development of new programs or future marketing efforts. Any of these events could significantly harm our business, financial condition, and prospects.

We must successfully maintain and/or upgrade our information technology systems.

We rely on various information technology systems, including our newly licensed NetSuite enterprise resource planning (ERP) system, that was implemented at the end of first quarter of Fiscal 2019 to manage our operations, which subjects us to inherent costs and risks associated with maintaining, upgrading, replacing and changing these systems, including impairment of our information technology, potential disruption of our internal control systems, substantial capital expenditures, demands on management time and other risks of delays or difficulties in upgrading, transitioning to new systems or of integrating new systems into our current systems.

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Security breaches and other disruptions could compromise the information that we maintain and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we may collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and business partners, and personally identifiable information of our customers, in our data centers and on its networks. The secure processing, maintenance and transmission of this information is critical to our business strategy, information technology and infrastructure and we may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our network, services and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, and disruption to our operations and the services it provides to customers. This often times results in a loss of confidence in our products and services, which could adversely affect our ability to earn revenues and competitive position and could have a material adverse effect on our business, results of operations, and financial condition.

The products and services that we develop will result in increased costs.

We expect that our development costs to increase in future periods as we expand into new areas, and such increased costs could negatively affect our future operating results. We expect to continue to expend substantial financial and other resources on our current business operations and the creation of organized live-event experiences and digital marketing and advertising initiatives. Furthermore, we intend to invest in marketing, licensing, and product development programs, as well as associated sales and marketing programs, and general administration. These investments may not result in increased revenue or growth in the business. Our failure to materially increase our revenues could have a material adverse effect on our business, results of operations, and financial condition.

Our inability to effectively control costs and still maintain our business relationships, could have a material adverse effect on our business, results of operations, and financial condition.

It is critical that we appropriately align our cost structure with prevailing market conditions to minimize the effect of economic downturns our its operations and, in particular, to build and maintain our user relationships. Our inability to align our cost structure in response to economic downturns on a timely basis could have a material adverse effect on our business, results of operations, and financial condition. Conversely, adjusting the cost structure to fit economic downturn conditions may have negative effects during an economic upturn or periods of increasing demand for services/products. If we too aggressively reduce our costs, we may not have sufficient resources to capture opportunities for expansion and growth and meet customer demand. Our inability to effectively manage resources and capacity to capitalize on periods of economic upturn could have a material adverse effect on our business, results of operations, and financial condition.

The outbreak of the coronavirus may negatively impact our business, results of operations and financial condition.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a “pandemic”. The significant outbreak of COVID-19 has resulted in a widespread health crisis that could adversely affect the economies and financial markets worldwide, and could adversely affect our business, results of operations and financial condition, including attendance at our MjMicro events. The ultimate extent of the impact of any epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic, or other health crisis, such as COVID-19, could therefore materially and adversely affect our business, financial condition, and results of operations.

If we are unable to accurately predict and respond to market developments or demands, its business, results of operations and financial condition will be adversely affected.

The cannabis industry is characterized by rapidly evolving technology, government regulations and methodologies, which makes it difficult to predict demand and market acceptance for our services/products. In order to succeed, we need to adapt the products we offer in order to keep up with technological developments and changes in consumer needs. We cannot guarantee that we will succeed in enhancing our services/products or developing or acquiring new services/products or features that adequately address changing technologies, user requirements and market preferences. We also cannot assure you that the products and services we offer will be accepted by end users. If the products and services that we offer are not accepted by customers, they will no longer purchase them, which could have a material adverse effect on our business, results of operations, and financial condition. Changes in technologies, industry standards, the regulatory environment and customer requirements, and new product introductions by existing or future competitors, could render our existing services/products obsolete and unmarketable, or require us to enhance current products/services or develop new products and services. This may require us to expend significant amounts of money, time, and other resources to meet these demands, which could strain its personnel and financial resources. Furthermore, many modernization projects deal with customer mission critical applications, and therefore encapsulate risk for the customer.

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We may be unable to identify, purchase or integrate desirable acquisition targets, future acquisitions may be unsuccessful, and we may not realize the anticipated cost savings, revenue enhancements or other synergies from such acquisitions.

We plan to investigate and acquire strategic businesses with the potential to be accretive to earnings, increase our market penetration, brand strength and its market position or enhancement of our existing product and service offerings. There can be no assurance that we will identify or successfully complete transactions with suitable acquisition candidates in the future. Additionally, if we were to undertake a substantial acquisition, the acquisition may need to be financed in part through additional financing through public offerings or private placements of debt or equity securities or through other arrangements. There is no assurance that the necessary acquisition financing will be available to us on acceptable terms if and when required. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. We may also unknowingly inherit liabilities from acquired businesses or assets that arise after the acquisition and that are not adequately covered by indemnities. In addition, if an acquired business fails to meet our expectations, its operating results, business, and financial position may suffer.

We do not have an independent board of directors (the “Board”), which could create conflicts of interest and pose a risk from a corporate governance perspective.

Our Board consists of current executive officers and consultants, which means that we do not have any outside or independent directors. The lack of independent directors:

●	May prevent the Board from being independent from management in its judgments and decisions and its ability to pursue the Board responsibilities without undue influence.

●	May present us from providing a check on management, which can limit management taking unnecessary risks.

●	May create potential for conflicts between management and the Board’s diligent independent decision-making process.

●	Present the risk that our executive officers on the Board may have influence over their personal compensation and benefits levels that may not be commensurate with our financial performance.

●	Deprive us of the benefits of various viewpoints and experience when confronting challenges that we face.

We may be unable to effectively manage our growth or improve our operational, financial, and management information systems, which could have a material adverse effect on our business, results of operations, and financial condition.

In the near term and contingent upon raising adequate funds from this Offering, we intend to expand our operations significantly to foster growth. Growth may place a significant strain on our business and administrative operations, finances, management, and other resources, as follows:

●	The need for continued development of financial and information management systems;

●	The need to manage strategic relationships and agreements with manufacturers, customers, and partners; and

●	Difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage the business.

Should we fail to successfully manage growth could, our results of operations will be negatively affected.

If we fail to protect or develop our intellectual property, business, operations, and financial condition could be adversely affected.

Any infringement or misappropriation of our intellectual property could damage its value and limit its ability to compete. We may have to engage in litigation to protect the rights to our intellectual property, which could result in significant litigation costs and require a significant amount of management time and attention. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those that we develop.

We may also find it necessary to bring infringement or other actions against third parties to seek to protect its intellectual property rights. Litigation of this nature, even if successful, is often expensive and time-consuming to prosecute and there can be no assurance that we will have the financial or other resources to enforce its rights or prevent other parties from developing similar technology or designing around our intellectual property.

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Our trade secrets may be difficult to protect.

Our success depends upon the skills, knowledge, and experience of our technical personnel, consultants, and advisors. Because we operate in several highly competitive industries, we rely in part on trade secrets to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality or non-disclosure agreements with our corporate partners, employees, consultants, outside scientific collaborators, developers, and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third party’s confidential information developed by the receiving party or made known to the receiving party by us during the course of the receiving party’s relationship with us. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to us will be our exclusive property.

These confidentiality, inventions and assignment agreements may be breached and may not effectively assign intellectual property rights to us. Our trade secrets also could be independently discovered by competitors, in which case will be unable to prevent the use of such trade secrets by our competitors. The enforcement of a claim alleging that a party illegally obtained and was using our trade secrets could be difficult, expensive and time consuming and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain meaningful trade secret protection could have a material adverse effect on our business, results of operations, and financial condition.

The consideration being paid to our management is not based on arms-length negotiation.

The compensation and other consideration we have paid or will be paid to our management has not been determined based on arm’s length negotiations. While management believes that the consideration is fair for the work being performed, we cannot assure that the consideration to management reflects the true market value of its services.

There are risks associated with the proposal expansion of our business.

Any expansion plans that we undertake to increase or expand our operations entail risks, which may negatively impact our potential profitability. Consequently, investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to us at that time, and (ii) management of such expanded operations may divert management’s attention and resources away from its existing operations, any of which factors could have a material adverse effect on our business, results of operations, and financial condition. We cannot assure investors that our products, services, or controls will be adequate to support anticipated growth of our operations.

We are subject to data privacy and security risks

Our business activities are subject to laws and regulations governing the collection, use, sharing, protection, and retention of personal data, which continue to evolve and have implications for how such data is managed. In addition, the Federal Trade Commission (the “FTC”) continues to expand its application of general consumer protection laws to commercial data practices, including to the use of personal and profiling data from online users to deliver targeted Internet advertisements. Most states have also enacted legislation regulating data privacy and security, including laws requiring businesses to provide notice to state agencies and to individuals whose personally identifiable information has been disclosed as a result of a data breach.

Similar laws and regulations have been implemented in many of the other jurisdictions in which we operate, including the European Union. Recently, the European Union adopted the General Data Protection Regulation (“GDPR”), which is intended to provide a uniform set of rules for personal data processing throughout the European Union and to replace the existing Data Protection Directive (Directive 95/46/EC). Fully enforceable as of May 25, 2018, the GDPR expands the regulation of the collection, processing, use and security of personal data, contains stringent conditions for consent from data subjects, strengthens the rights of individuals, including the right to have personal data deleted upon request, continues to restrict the trans-border flow of such data, requires mandatory data breach reporting and notification, increases penalties for non-compliance and increases the enforcement powers of the data protection authorities. In response to such developments, industry participants in the U.S., and Europe have taken steps to increase compliance with relevant industry-level standards and practices, including the implementation of self-regulatory regimes for online behavioral advertising that impose obligations on participating companies, such as us, to give consumers a better understanding of advertisements that are customized based on their online behavior. We continue to monitor pending legislation and regulatory initiatives to ascertain relevance, analyze impact and develop strategic direction surrounding regulatory trends and developments, including any changes required in our data privacy and security compliance programs.

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Because of our new business model, we have not proven our ability to generate profit, and any investment is high risky.

We have operated as a division of Social Life since January 2013, but our operating history, including the addition of other operating divisions such as MjInvest, has existed only since September 20, 2018, which makes it difficult to evaluate an investment in our stock. We have not acquired interests of companies and our ability to acquire such interests is contingent upon raising sufficient funds from this Offering. Our auditors have expressed substantial doubt about our ability to continue as a going concern. We cannot assure that we will ever be profitable. Since we have not proven the essential elements of profitable operations, you will be furnishing venture capital to us and will bear the risk of complete loss of your investment in the event we are unsuccessful.

Our acquisition strategy is subject to material risks.

We expect to face substantial risks, uncertainties, expenses, and difficulties because we plan to acquire interests in other companies. The type of companies which we plan to acquire may have limited operations in their respective business plan from which you can evaluate our business and prospects and that of our potential acquisitions. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. We cannot guarantee that we will be successful in accomplishing our acquisition objectives.

Our business and operations and that of the businesses that we may acquire interests in may experience rapid growth; if we fail to manage our growth, our business and operating results could be negatively impacted.

Assuming we are successful in obtaining material funding from this Offering, we and the companies from which we plan to acquire interests from may experience rapid growth in our operations, which may place significant demands on our and those acquired companies’ management, operational and financial infrastructure. If the companies from which we intend to acquire interests do not manage growth, the quality of their products and/or services could materially suffer, which could negatively affect our brand and operating results and that of the companies we intend to acquire interests of. To manage this growth, we and those companies will need to continue to improve operational, financial and management controls and reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our and those companies’ ability to manage growth will be impaired causing significant additional expenditures.

Acquiring interests in other companies could result in operating difficulties, dilution, and other harmful consequences.

We do not have direct experience in acquiring interests of companies. which acquisitions if completed will be material to our financial condition and results of operations and may create material risks, including:

●	need to implement or remediate controls, procedures, and policies
●	diversion of management’s time and focus from operating our business to acquisition integration challenges
●	retaining employees
●	need to integrate each company’s accounting, management information, human resource, and other administrative systems for effective management.

Should we be unsuccessful in the above integration aspects, the anticipated benefit of our acquiring interests in other companies may not materialize. Future acquisitions or dispositions will likely result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may be unavailable on favorable terms or at all.

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RISKS RELATED TO THE CANNABIS INDUSTRY

Our cannabis/hemp websites with respect to cannabis are dependent on state laws pertaining to the cannabis industry.

We have several websites in the cannabis/hemp area. There are 34 states and the District of Columbia that allow their citizens to use medical cannabis. Additionally, Alaska, California, Colorado, Illinois, Oregon, Maine, Massachusetts, Michigan, Nevada, Vermont, Washington, and Washington DC have legalized cannabis for adult use at the state (or district) level. Continued development of the cannabis industry is dependent upon continued legislative authorization of cannabis at the state level. Any number of factors pertaining to lack of public or legislative support could slow or halt progress in this area. Further, progress in the cannabis industry is not assured.

Our cannabis/hemp websites are open to all Internet users, which may result in legal consequences; in such event, our results of operations will be negatively affected.

Our Terms and Conditions contained in our sites clearly state that our network and services pertaining to our cannabis/hemp related sites are only to be used by users who are over 21 years old and located where the use of cannabis/hemp is permissible under state law and only in a manner which would be permissible under the applicable state law. However, it is impractical to independently verify that all activity occurring on our network fits into this description. If we become subject to federal and state law enforcement, our brand name and results of operations will be negatively impacted.

Cannabis remains illegal under Federal law.

Despite the development of a legal cannabis industry under the laws of certain states, these state laws legalizing medical and adult cannabis use conflict with the Federal Controlled Substances Act, which classifies cannabis as a Schedule-I controlled substance and makes cannabis use and possession illegal on a national level. The United States Supreme Court has ruled that it is the Federal government that has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis preempts state laws that legalize its use.

As the possession and use of cannabis is illegal under the Federal Controlled Substances Act, we may be deemed to be aiding and abetting illegal activities through the services that we provide to users and advertisers. As a result, we may be subject to enforcement actions by law enforcement authorities, which would materially and adversely affect our business.

Under Federal law, and more specifically the Federal Controlled Substances Act, the possession, use, cultivation, and transfer of cannabis is illegal. Our business provides services to customers that are engaged in the business of possession, use, cultivation, and/or transfer of cannabis. As a result, law enforcement authorities, in their attempt to regulate the illegal use of cannabis, may seek to bring an action or actions against us, including, but not limited, to a claim of aiding and abetting another’s criminal activities. The Federal aiding and abetting statute provide that anyone who “commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” 18 U.S.C. §2(a). Because of such an action, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on sale of our services.

Federal enforcement practices could change with respect to services providers to participants in the cannabis industry, which could adversely impact us. If the Federal government were to change its practices or were to expend its resources attacking providers in the cannabis industry, such action could have a materially adverse effect on our operations, our customers, or the sales of our services.

It is possible that additional Federal or state legislation could be enacted in the future that would prohibit our advertisers from selling cannabis, and, if such legislation were enacted, such advertisers may discontinue the use of our services, our potential source of customers would be reduced, causing revenues could decline. Further, additional government disruption in the cannabis industry could cause potential customers and users to be reluctant to use and advertise on our platforms. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated,

As the possession and use of cannabis is illegal under the Federal Controlled Substances Act, we may be deemed to be aiding and abetting illegal activities through the services that we provide to users and advertisers; as a result, we may be subject to enforcement actions by law enforcement authorities, which would materially and adversely affect our business.

Under Federal law, and more specifically the Federal Controlled Substances Act, the possession, use, cultivation, and transfer of cannabis is illegal. Our business provides services to customers that may be directly or indirectly engaged in the business of possession, use, cultivation, and/or transfer of cannabis. As a result, law enforcement authorities, in their attempt to regulate the illegal use of cannabis, may seek to bring an action or actions against us, including, but not limited, to a claim of aiding and abetting another’s criminal activities. The Federal aiding and abetting statute provide that anyone who “commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” 18 U.S.C. §2(a). As a result of such an action, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations.

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We may have difficulty accessing the service of banks, which may make it difficult for us to operate.

Since the use of marijuana is illegal under federal law, many banks will not except for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty finding a bank willing to accept their business. The inability to open or maintain bank accounts may make it difficult for us to operate and we may have difficulty processing transactions in the ordinary course of business, including paying suppliers, employees and landlords, which could have a significant negative effect on its operations and results of operations.

Participants in the cannabis industry may have difficulty accessing the service of banks, which may make it difficult for us to operate.

Despite recent rules issued by the United States Department of the Treasury mitigating the risk to banks who do business with cannabis companies permitted under state law, as well as recent guidance from the United States Department of Justice, banks remain weary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking relationships. An inability to open bank accounts may make it difficult for us, or some of our advertisers, to do business.

We could become subject to Section 280E of the Code

Section 280E of the Code prohibits marijuana businesses from deducting their ordinary and necessary business expenses, forcing such businesses to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a marijuana business depends on how large its ratio of nondeductible expenses is to its total revenues. Although we do not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, and therefore does not believe that it is subject to Section 280E of the Code, there is no assurance that the Internal Revenue Services may not take a different position, which, if sustained, could materially and adversely affect our future potential profitability.

We may become subject to adverse findings by federal or state agencies.

We do not cultivate, dispense, or sell cannabis or any derivatives of the cannabis plant, such as oils or edible products. Notwithstanding our efforts to ensure compliance with all applicable laws, rules, and regulations at these events, we may be accused by federal or state agencies of violating certain laws or regulations that involve the use of cannabis. An adverse finding could have a material adverse impact on our business and future prospects.

Federal enforcement practices could change with respect to service providers or participants in the cannabis industry, which could adversely impact us; if the Federal government were to change its practices or were to expend its resources attacking providers in the cannabis industry, such action could have a materially adverse effect on our operations, our customers, or the sales of our products.

Additional Federal or state legislation could be enacted in the future that would prohibit our advertisers from selling cannabis, and if such legislation were enacted, such advertisers may discontinue the use of our services, our potential source of customers would be reduced, causing revenues could decline. Further, additional government disruption in the cannabis industry could cause potential customers and users to be reluctant to advertise on our sites, which would negatively affect our revenues. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Federal enforcement practices could change with respect to services provided to participants in the cannabis industry, which could adversely impact us; if the Federal government were to expend its resources on enforcement actions against service providers in the cannabis industry under guidance provided by the Sessions Memo, including asset forfeiture actions, such actions could have a material adverse effect on our operations, our customers, or our services.

On January 4, 2018, the then U.S. Attorney General Jeff Sessions issued the Sessions Memo stating that the Cole Memo was rescinded effectively immediately. Mr. Sessions stated that “prosecutors should follow the well-established principles that govern all federal prosecutions,” which require “federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” Mr. Sessions went on to state in the memorandum that “previous nationwide guidance specific to marijuana is unnecessary and is rescinded, effective immediately.” It is unclear at this time whether the Sessions Memo indicates that the Trump administration will strongly enforce the federal laws applicable to cannabis or what types of activities will be targeted for enforcement. While we do not harvest, distribute, or sell cannabis, we may be irreparably harmed by a change in enforcement policies of the federal government depending on the nature of such change.

Attorney General Order No. 3946-2018 released by Jeff Sessions on July 19, 2018 shows that he is in favor of law enforcement using civil asset forfeiture as “an effective tool to reduce crime” and that “its use should be encouraged where appropriate.” It is possible that due to the recent Sessions Memo our clients may discontinue the use of our services, our potential source of customers may be reduced, and our revenues may decline. Further, additional government disruption in the cannabis industry could cause potential customers and users to be reluctant to use our services or buy advertising from us. It is possible that due to the Sessions Memo our clients may discontinue the use of our services, we or our customers may be subject to asset forfeiture actions, our potential source of customers may be reduced, and our revenues may decline. Further, additional government disruption in the cannabis industry could cause potential customers and users to be reluctant to use advertising services, which would negatively impact our results of operations.

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The 2018 Farm Bill officially reclassifies hemp for commercial uses after decades of statutes and legal enforcement conflating hemp and marijuana, the Farm Bill distinguishes between the two by removing hemp from the Controlled Substances Act. While the two are closely related, hemp lacks the high concentration of THC that is responsible for the “high” from the use of marijuana. This would effectively move regulation and enforcement of the crop from the purview of the Drug Enforcement Agency to the U.S. Department of Agriculture.

Recent hearing in February 2019, conducted before the House Subcommittee on Consumer Protection and Financial Institutions, focused on access to banking services for legal cannabis-based businesses. Two of the speakers at the hearing - Colorado Rep. Ed Perlmutter and Washington Rep. Denny Heck, both Democratic members of Congress from states with legal marijuana, back the Secure and Fair Enforcement of Banking Act of 2019, or the SAFE Banking Act, as it is more commonly known. The proposed bill, according to lawmakers and reports, would prevent federal regulators from targeting banks that accept deposits from legal cannabis operators. Such prohibition could involve limiting FDIC protections for those deposits or trying to prevent loans to those businesses.

On September 28, 2019, the Democratic-controlled House of Representatives voted to pass a bill protecting banks that work with the marijuana industry called the Secure and Fair Enforcement (SAFE) Banking Act of 2019. The bill aims to give clarification to banks and credit unions that serve cannabis companies with, for instance, business accounts for bill payments. Lobbyists have emphasized that many cannabis businesses end up “unbanked” and operating largely in cash, and that makes them targets for robberies and other crimes. Some analysts are skeptical the measure is likely to become law in 2019 as it faces a tough road in the Republican-controlled Senate while some believe Senator McConnell could go along with a pot banking bill to help Republicans in the 2020 elections.

Laws and regulations affecting the medical marijuana industry are constantly changing, which could detrimentally affect our business, and we cannot predict the impact that future regulations may have on us.

Local, state, and federal medical marijuana laws and regulations are broad in scope and they are subject to evolving interpretations, which could require us to incur substantial costs associated with compliance. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our revenues, profitability, and financial condition.

In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. These potential effects could include, however, requirements for the revisions to our products to meet new standards, the recall or discontinuance of certain products, or additional record keeping and reporting requirements. Any or all these requirements could have a material adverse effect on our business, financial condition, and results of operations.

U.S. Federal and foreign regulation and enforcement may adversely affect the implementation of cannabis laws and regulations and may negatively impact our revenues, or we may be found to be violating the Controlled Substances Act or other U.S. federal, state, or foreign laws.

In December 2018, the Farm Bill was signed into law. Under section 10113 of the Farm Bill, state departments of agriculture must consult with the state’s governor and chief law enforcement officer to devise a plan that must be submitted to the Secretary of USDA. A state’s plan to license and regulate hemp can only commence once the Secretary of USDA approves that state’s plan. In states opting not to devise a hemp regulatory program, USDA will construct a regulatory program under which hemp cultivators in those states must apply for licenses and comply with a federally run program. This system of shared regulatory programming is similar to options states had in other policy areas such as health insurance marketplaces under ACA, or workplace safety plans under OSHA-both of which had federally run systems for states opting not to set up their own systems. Non-cannabis hemp is a highly regulated crop in the United States for both personal and industrial production.

The law outlines actions that are considered violations of federal hemp law (including such activities as cultivating without a license or producing cannabis with more than 0.3 percent THC). The law details possible punishments for such violations, pathways for violators to become compliant, and even which activities qualify as felonies under the law, such as repeated offenses.

Section 12619 of the Farm Bill removes hemp-derived products from its Schedule I status under the Controlled Substances Act, but the legislation does not legalize CBD generally. CBD, with some minor exceptions, remains a Schedule I substance under federal law. The Farm Bill ensures that any cannabinoid-a set of chemical compounds found in the cannabis plant-that is derived from hemp will be legal, if and only if that hemp is produced in a manner consistent with the Farm Bill, associated federal regulations, association state regulations, and by a licensed grower. All other cannabinoids, produced in any other setting, remain a Schedule I substance under federal law and are thus illegal.

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In October 2018, the United States Drug Enforcement Agency (“DEA”) rescheduled drugs approved by the United States Food and Drug Administration (“FDA”) which contain CBD derived from cannabis and no more than 0.1 percent tetrahydrocannabinols from Schedule I, the highest level of restriction with a high potential for abuse, to Schedule V, the lowest restriction with the lowest potential for abuse under the Controlled Substances Act (“CSA”). This ruling does not apply to Cannabidiol (“CBD”) products such as oils, tinctures, extracts, and other foods because they are not FDA approved.

In October 2018, the FDA was advised by the DEA that removing CBD from the CSA would violate international drug treaties to which the United States is a signatory. Specifically, the DEA explained that the United States would “not be able to keep obligations under the 1961 Single Convention on Narcotic Drugs if CBD were decontrolled under the CSA”.

Consequently, the FDA revised its recommendation and advised the DEA to place CBD in Schedule V-which applies to drugs with demonstrated medical value and deemed unlikely to cause harm, abuse, or addiction-instead. Nonetheless, the FDA declared that “[i]f treaty obligations do not require control of CBD, or the international controls on CBD…are removed at some future time, the above recommendation for Schedule V under the CSA would need to be revisited promptly.”

On May 22, 2018, the DEA released the Internal Directive Regarding the Presence of Cannabinoids in Products and Materials Made from the Cannabis Plant, which states “The mere presence of cannabinoids is not itself dispositive as to whether a substance is within the scope of the CSA; the dispositive question is whether the substance falls within the CSA definition of marijuana.”

Many CBD products are derived from cannabis. Some come from marijuana (“Marijuana-CBD”). Marijuana-CBD remains a Schedule I substance. Marijuana-CBD products may be legal under state law in states like Washington, Oregon, and California but their sale is only permitted through a state-regulated marijuana market in the respective state of legal cultivation. Marijuana-CBD products are only legal in states where they were cultivated and these products are heavily regulated at all stages of production, from seed-to-sale. These products come from licensed producers, are developed by licensed processors or manufacturers, and are sold to the public through licensed retailers or dispensaries. Marijuana-CBD products may also contain significant levels of THC.

On the other hand, CBD derived from industrial hemp (“Hemp-CBD”) can be argued as falling completely outside the CSA because the cultivation of industrial hemp was legalized by Section 7606 of the Agricultural Act of 2014 (the “2014 Farm Bill”). Industrial hemp is defined as the cannabis plant with less than .3% THC. The 2014 Farm Bill also requires that industrial hemp to be cultivated under a state agricultural pilot program. Some states also require a license to cultivate or process industrial hemp into other products like Hemp-CBD.

The distribution of Hemp-CBD products is arguably legal under federal law because the 2014 Farm Bill does not explicitly limit distribution. In oral arguments during HIA v. DEA, the DEA admitted that the 2018 Farm Bill pre-empted the CSA with regards to industrial hemp. The DEA has rarely taken any enforcement action against distributors of Hemp-CBD, in part because Congress has limited the DEA’s ability to use federal funds to do so and because the DEA would have to legally establish that the CSA does in fact cover Hemp-CBD. However, the DEA, FDA, and other federal agencies issued guidance in 2016 stating that the 2014 Farm Bill did not permit the interstate transfer or commercial sale of industrial hemp. Several states like Idaho prohibit the distribution of Hemp-CBD. Other states like Ohio, Michigan, and California significantly restrict the distribution of Hemp-CBD.

Even though Hemp-CBD does not fall within the CSA, Hemp-CBD products have not been approved by the FDA. This is also true of Marijuana-CBD. This means that even cannabis derived Marijuana-CBD and Hemp-CBD products containing less than .1% THC are not approved CBD drugs for lack of FDA approval.

There is always some risk of enforcement action against Hemp-CBD distributors, as the budgetary restriction that prevented the DEA from using funds to prosecute industrial hemp distributors expired on September 30, 2018. It is also possible that the FDA could take a more aggressive approach to limit the distribution of CBD products.

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RISKS RELATED TO THE OFFERING

This Offering has not been reviewed by independent professionals regarding factual matters represented by our management.

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interest of the investors hereunder. Although we have retained our own counsel, neither such counsel nor any other counsel has made, on behalf of the investors, any independent examination of any factual matters represented by management herein. Therefore, for purposes of deciding to purchase our Offered Shares, you should not rely on our counsel with respect to any matters herein described. Prospective investors are strongly urged to rely on the advice of their own legal counsel and advisors in deciding to purchase our Offered Shares.

There is no minimum capitalization required in this Offering in excess of $420,000

We cannot assure that all or a significant number of shares of our Common Stock will be sold in this Offering. We must receive a minimum total offering amount of $420,000 to close the Offering, which amount will be used by us as soon as they are received, and no refunds will be given if we raise that minimum offering amount. We cannot assure that we will obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us, above the minimum offering amount. If we were to raise only the Minimum Offering amount and then closed the Offering, investors in our Common Stock will likely lose their investment in our Company because we would be unable to meet our business objectives. Furthermore, investors who subscribe for shares in the earlier stages of this Offering will assume a greater risk than investors who subscribe for shares later in this Offering as subscriptions approach the $50,000,000 of Offered Shares.

An Investors’ ability to seek relief in the state courts as a more favorable jurisdiction with respect to the Subscription Agreement between an Investor and us, will likely fail because the Courts will defer to federal jurisdiction.

Notwithstanding the place where the Subscription Agreement may be executed by any of the parties to such Subscription Agreement,  pursuant to the terms of the Subscription Agreement (Exhibit 4.1), such parties expressly agree that all the terms and provisions  shall be construed in accordance with and governed by the laws of the State of Delaware. Exclusive venue for any dispute arising out of the Subscription Agreement or the Shares shall be the state court in Delaware, or the US District Court located in Wilmington, Delaware. This provision applies to disputes arising under state law and the Securities Act of 1933, as amended (“Securities Act”) and the Securities & Exchange Act of 1934, as amended (“Exchange Act”).   Securities Act Section 22 creates concurrent jurisdiction, respectively, for federal and state courts over all lawsuits brought to enforce any duty of liability created by the Securities Act or the rules and regulations thereunder.  Exchange Act 27 creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, an Investors’ ability to seek relief in the state courts as a more favorable jurisdiction, will likely fail because the Courts will defer to federal jurisdiction.

We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds and may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

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The rights of the holders of Common Stock may be impaired by the potential issuance of preferred stock.

Although we have no present intention to issue of preferred stock, we may issue such shares in the future. If we were to issue shares of preferred stock, the rights of the holders of Common Stock could be impaired by such issuance of preferred stock.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare Class A Common Share dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their Common Stock, and stockholders may be unable to sell their shares on favorable terms or at all. We cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in our Common Stock.

Our bylaws limit the liability of, and provide indemnification for, our officers and directors.

Our bylaws, provide that we shall indemnify our officers and directors for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on our behalf to the full extent allowed by the laws of the State of Nevada, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Thus, our company may be prevented from recovering damages for certain alleged errors or omissions by the officers and Directors for liabilities incurred in connection with their good faith acts for our company. Such an indemnification payment might deplete our assets. Stockholders who have questions respecting the fiduciary obligations of the officers and Directors of our company should consult with independent legal counsel. It is the position of the SEC that exculpation from and indemnification for liabilities arising under the Securities Act and the rules and regulations thereunder is against public policy and therefore unenforceable.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Common Stock could be negatively affected.

Any trading market for our Common Stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Common Stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our Common Stock could be negatively affected.

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RISKS RELATED TO OUR COMMON STOCK

An investment in our shares is highly speculative.

The shares of our common stock are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the risk factors contained herein relating to our business and prospects. If any of the risks presented herein actually occur, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

There is no active public trading market for our common stock and an active market may never develop.

Our common stock is not quoted on any trading medium. Consequently, investors may be unable to liquidate their investment or liquidate it at a price that reflects the value of the business. As a result, holders of our securities may not find purchasers for our securities should they attempt to sell their securities. Consequently, only investors having no need for liquidity in their investment should purchase our securities and who can hold our securities for an indefinite period.

You will experience future dilution as a result of future equity offerings.

We may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Although no assurances can be given that we will consummate new financing, in the event we do, or in the event we sell shares of common stock or other securities convertible into shares of our common stock in the future, additional and substantial dilution will occur. In addition, investors purchasing shares or other securities in the future could have rights superior to investors in prior offerings. Subsequent offerings at a lower price, often referred to as a “down round”, could result in additional dilution.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which would rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our common stock.

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External economic factors may have a material adverse impact on our business prospects.

Success can also be affected significantly by changes in local, regional, and national economic conditions. Factors such as inflation, labor, energy, real estate costs, the availability and cost of suitable employees, fluctuating interest rates, state and local laws and regulations and licensing requirements and increased competition can also adversely affect us.

The forward-looking statements contained herein report may prove incorrect.

This filing contains certain forward-looking statements, including among others: (i) anticipated trends in our financial condition and results of operations; (ii) our business strategy for expanding our business; and (iii) our ability to distinguish ourselves from our current and future competitors. These forward-looking statements are based largely on our current expectations and are subject risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this “Risk Factors” discussion, important factors to consider in evaluating such forward-looking statements include: (i) changes to external competitive market factors, which might impact trends in our results of operations; (ii) anticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes; and (iv) various competitive factors that may prevent us from competing successfully in the marketplace. Considering these risks and uncertainties, many of which are described in greater detail elsewhere in this “Risk Factors” discussion, there can be no assurance that the events predicted in forward-looking statements contained in this Prospectus will, in fact, transpire.

Cautionary Note

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our common stock.

The foregoing risk factors are not to be considered a definitive list of all the risks associated with an investment in our Offered Shares. This Offering Circular contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our business, our industry, and the industry of our clients. When used in this Offering Circular, the words “expects,” anticipates,” “estimates,” “intends,” “believes” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Offering Circular should be read as being applicable to all related forward-looking statements wherever they appear in this Offering Circular.

USE OF PROCEEDS

Assuming the sale by us of $50,000,000, we estimate selling agent fees and offering expenses (including selling agent fees) of up to $5,000,000) marketing and sales expenses (including without limitation, media expenses, and website posting fees) of up to $10,000,000), $30,000,000 for acquisitions and joint ventures and working capital of $5,000,000.

 Assuming the sale by us of the Minimum Offering Amount of $420,000, we estimate selling agent fees and offering expenses of $42,000, $168,000 for marketing and sales, $0 for potential acquisitions, and $210,000 of working capital.

We currently intend to use such net proceeds as set forth below. We expect from time to time to evaluate the acquisition of businesses, products, and technologies for which a portion of the net proceeds may be used, although we currently are not planning or negotiating any such transactions. As of the date of this Offering Circular, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of Common Stock. Accordingly, we will retain broad discretion over the use of these proceeds, if any. The following tables represent management’s best estimate of the uses of the net proceeds received from the sale of our shares of Common Stock in this Offering, assuming the sale of, respectively, 100%, 75%, 50%, 25%, and .84% (the .84% representing the minimum offering amount of $420,000 of the Common Stock shares offered for sale in this Offering

(Percentage of Offering Sold)
	(Minimum Offering Amount) .84%	25%	50%	75%	100%
Estimated Offering Expense	$42,000	$1,250,000	$2,500,000	$3,750,000	$5,000,000
Marketing and sales	168,000	2,500,000	5,000,000	7,500,000	10,000,000
Potential acquisitions and joint ventures	0	7,500,000	15,000,000	22,500,000	30,000,000
Working Capital	210,000	1,250,000	2,500,000	3,750,000	5,000,000
Total Proceeds (1)	$420,000	$12,500,000	$25,000,000	$37,500,000	$50,000,000

__________

(1)	In the event that our estimated offering expenses are less than the amounts indicated above, any such excess funds shall be applied toward our working capital and other corporate purposes.

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Although we have held discussions with various companies regarding joint ventures, as of the date of this offering circular, we have no definitive or binding agreements or had discussions to consummate any acquisitions or joint ventures, or agreements as to the terms of any such transactions.

The amounts set forth above are estimates, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See “Risk Factors.”

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products, or technologies, although we have no present commitments or agreements for any specific acquisitions or investments. Pending our use of the net proceeds from this Offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DILUTION

If you purchase Class A Common Stock shares in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share of Class A Common Stock in this Offering and the net tangible book value per share of our Common Stock after this Offering of Common Stock. Our net pro-forma tangible book value as of December 31, 2019, was a deficit of $328,063 or negative $0.02 on current issued shares of our Common Stock, based on 15,338,769 outstanding shares.

Assuming the sale of all 20,000,000 shares of Common Stock in this Offering at the initial public offering price of $2.50 per share and after deducting approximately $5,000,000 in maximum seller agent fees with an additional $10,000,000 in estimated maximum marketing and other offering expenses payable by us, our pro forma as adjusted net tangible book value of our Common Stock would have been approximately $35,000,000 or $2.61 per share as at December 31, 2019. This amount represents an immediate increase in pro forma net tangible book value of $2.63 per share to our existing stockholders at the date of this Offering Circular, and an immediate dilution in pro forma net tangible book value of approximately ($1.07) or (42.6%) per share to new investors purchasing shares of Common Stock in this Offering at $2.50 per share.

The following tables illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this Offering (after our estimated maximum offering expenses of up to $5,000,000):

Funding Level	$50,000,000	$37,500,000	$25,000,000	$12,500,000
Offering Price	$2.50	$2.50	$2.50	$2.50
Pro forma net tangible book value per Common share before Offering	$(0.02)	$(0.02)	$(0.02)	$(0.02)
Increase in per common share attributable to investors in this Offering	$1.41	$1.24	$0.99	$0.61
Pro forma net tangle book value per Common share after Offering	$1.43	$1.26	$1.01	$0.63
Dilution to investors	$(1.07)	$(1.24)	$(1.49)	$(1.87)
Dilution as a percent of Offering Price	-42.6%	-49.8%	-59.7%	-74.6%

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The following table set forth, assuming the sale of, respectively, 100%, 75%, 50%, 25% and 10% of the shares offered for sale in this Offering, the percentage of issued and outstanding shares to existing and new Stockholders.

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 100% of Class A common stock shares are sold and the issued and outstanding preferred shares are converted:
Existing Stockholders	35,474,943	63.95%	$-	0.0%
New Investors	20,000,000	36.05%	$50,000,000	100.0%
Total	55,474,943	100.0%	$50,000,000	100.0%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 75% of Shares Sold:
Existing Stockholders	35,474,943	70.28%	$-	0.0%
New Investors	15,000,000	29.72%	$37,500,000	100.0%
Total	50,474,943	100.0%	$37,500,000	100.0%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 50% of Shares Sold:
Existing Stockholders	35,474,943	78.01%	$-	0.0%
New Investors	10,000,000	21.99%	$25,000,000	100.0%
Total	45,474,943	100.0%	$25,000,000	100.0%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 25% of Shares Sold:
Existing Stockholders	35,474,943	87.65%	$-	0.0%
New Investors	5,000,000	12.35%	$12,500,000	100.0%
Total	40,474,943	100.0%	$12,500,000	100.0%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 10% of Shares Sold:
Existing Stockholders	35,474,943	94.66%	$-	0.0%
New Investors	2,000,000	5.34%	$5,000,000	100.0%
Total	37,474,943	100.0%	$5,000,000	100.0%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and notes to those statements included in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Please see the sections entitled, “Forward-Looking Statements” and “Risk Factors” in this Offering Circular.

We generate revenues through four primary sources:

1.	online advertising with priced based on the CPC (cost per click) and CPM (cost per 1000 ad impressions);
2.	premium monthly digital marketing subscriptions, which provide business director and online review management for monthly subscriptions;
3.	subscription to an online platform for both public and private cannabis companies to present in a live virtual conference; and
4.	an invitational forum that unites publicly traded cannabis companies led by seasoned executives with next level, high net worth investors.

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Financial Statement Presentation

The accompanying audited balance sheet and related financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) for annual financial information. U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. In the opinion of management, all adjustments, consisting of normal recurring items, considered necessary for a fair presentation have been included. The balance sheet as of December 31, 2019 and 2018 have been derived from the audited financial statements at that date and in preparation of the accompanying financial statements management was required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. For further information, refer to MjLink’s financial statements and notes thereto. The notes to the audited financial statements are presented on a continuing basis unless otherwise noted.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). Under the acquisition method the acquiring entity in a business combination recognizes 100 percent of the acquired assets and assumed liabilities, regardless of the percentage owned, at their estimated fair values as the date of acquisition. Any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. To the extent the fair value of net assets acquired, including other identifiable assets, exceeds the purchase price, a bargain purchase gain is recognized. Assets acquired and liabilities assumed from contingencies must also be recognized at fair value if the fair value can be determined during the measurement period. Results of operations of an acquired business are included in the statement of income (loss) from the date of acquisition. Acquisition-related costs, including conversion and restructuring charges, are expensed as incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimated useful lives of property and equipment. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior period financial information to conform to the presentation used in the financial statements for the twelve months ended December 31, 2019.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives of approximately five years once the individual assets are placed in service.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. No impairment of long-lived assets was required for the twelve months ended 2019 and the year ended December 31, 2018.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

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The Company generates revenues through four primary sources: 1) online advertising with priced based on the CPC (cost per click) and CPM (cost per 1000 ad impressions); 2) premium monthly digital marketing subscriptions, which provide business director and online review management for monthly subscriptions; 3) subscription to an online platform for both public and private cannabis companies to present in a live virtual conference; and 4) an invitational forum that unites publicly-traded cannabis companies led by seasoned executives with next level, high net worth investors.

Income Taxes

The Company accounts for income taxes under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740 “Income Taxes.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is more likely than not that the deferred tax asset will be unrealized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. The Company accrues interest and penalties, if incurred, on unrecognized tax benefits as components of the income tax provision in the accompanying statements of operations. As of December 31, 2019, the Company has not established a liability for uncertain tax positions.

Research and Development Costs

We spent zero dollars on research and development as of December 31, 2019 and during the year ended December 31, 2018.

Net Loss Per Share

Basic net loss per share is computed by using the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options. No dilutive potential common shares were included in the computation of diluted net loss per share because their impact was anti-dilutive.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1:	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2:	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:	Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company’s financial assets and liabilities, such as cash, prepaid expenses and accrued expenses approximate their fair value because of the short maturity of those instruments. The Company’s notes payable approximates the fair value of such instruments based upon management’s best estimate of interest rates that would be available to the Company for similar financial arrangements at December 31, 2018.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2019 and December 31, 2018.

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Concentrations

During the quarter ended December 31, 2019, we had a single vendor that accounted for 21.0% of all expenses, and 0% of all expenses during the same period in the prior year.

Recently issued accounting pronouncements

In January 2018, the FASB issued ASU 2018-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2018 and should be applied prospectively on or after the effective date. The Company is in the process of evaluating the impact of this accounting standard update.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its statements of cash flows.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09, which amends several aspects of accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, and classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The Company has evaluated the impact of this accounting standard update and noted that it has had no material impact.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In May 2014, August 2015, April 2016 and May 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09 (ASC Topic 606), Revenue from Contracts with Customers, ASU 2015-14 (ASC Topic 606) Revenue from Contracts with Customers, Deferral of the Effective Date, ASU 2016- from Contracts with Customers, ASU 2015-14 (ASC Topic 606) Revenue from Contracts with Customers, Deferral of the Effective Date, ASU 2016-10 (ASC Topic 10 (ASC Topic 606) Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, and ASU 2016-12 (ASC Topic 606) Revenue from Contracts with 606) Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, and ASU 2016-12 (ASC Topic 606) Revenue from Contracts with accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. It also requires entities to disclose both quantitative and qualitative information that enable financial statements users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amendments in these ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted for annual periods beginning after December 15, 2016. The Company is in the process of assessing the impact, if any, on its financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-01 (ASU 2017-01) “Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar assets, the assets acquired (or disposed of) are not considered a business. The Company adopted ASU 2017-01 as of January 1, 2017 on a prospective basis and there was no material impact to our financial statements.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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Summary Financial Data:

	For Fiscal Year Ended	For Fiscal Year Ended
	December 31, 2019	December 31, 2018
	(Audited)	(Audited)
Total Assets:	$53,158	$-
Cash & Equivalents	5,500	-
Accounts Receivable	43,000	-
Prepaid expenses and Other assets	4,658	-
Accounts payable & Accrued liabilities	381,222	-
Short Term Debt	-	-
Long Term Debt	-	-
Stockholders’ Equity (Deficit)	(328,063)	-
Revenues	234,584	-
Cost of Goods	244,192	-
Operating Expenses	333,006	-
Net Operating Income (Loss)	(342,613)	-
Other Expenses	14,550	(15)
Net Income (Loss)	(328,063)	(15)

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Statement of Operations

Twelve months ended December 31, 2019 as compared to The and Twelve ended December 31, 2018

	For the Twelve Months Ended December 31,
	2019	2018
Revenues:
Digital subscription revenue	$7,083	$-
Advertising revenue	2,500	-
Event revenue	101,480	-
Digital marketing revenue	93,000	-
Related party revenue:
Digital subscriptions revenue - related	521	-
Digital marketing revenue - related	20,000	-
Event revenue - related	10,000	-
Total revenue	234,584	-
Costs of goods sold	244,192	-
Gross margin	(9,608)	-

Operating Expenses:
Compensation expense	218,655	-
Non-cash stock expense	-	-
Sales and marketing	51,152	-
General and administrative	63,198	-
Total operating expenses	333,006	-

Income (Loss) from operations	(342,613)	-

Other Expenses:
Interest expense	-	-
Other non-operating expenses	(14,550)	15
Total other expenses	(14,550)	15

Net Income (Loss)	$(328,063)	$(15)

Total Revenue

Total revenues increased to $234,584 for the twelve months ended December 31, 2019 from zero dollars for the twelve months ended December 31, 2018 due to launching our MjMicro Conference Division in June 2019 and an event October 2019. Of the $234,584 revenues, $30,521 is from one related party and the remaining are from third-party transactions.

Digital marketing revenues increased to $113,000 for the twelve months ended December 31, 2019 from zero dollars for the twelve months ended December 31, 2018 related to promoting our sponsors before and during the MjMicro event launched in June 2019 and an event in October 2019. We plan to use the proceeds from this Reg A+ Offering to hire a digital marketing sales force in 2020 to increase digital subscription sales. Of the $113,000 revenues, $20,000 is from one related party and the remaining $93,000 are from third-party transactions.

Events revenues increased to $111,480 for the twelve months ended December 31, 2019, from zero dollars for the twelve months ended December 31, 2018, as a result of the MjMicro Conference Division that was launched in June 2019. Our second MjMicro Conference was held in October of 2019, and we have plans to hold two to four MjMicro Conferences per year, while conducting online virtual MjMicro Conferences every month starting in January 2020. Of the $111,480 revenues, $10,000 is from one related party and the remaining $101,480 are from third-party transactions.

Digital subscriptions revenue increased to $7,604 for the twelve months ended December 31, 2019, from zero dollars for revenue recorded for the twelve months ended December 31, 2018 due to the launch of our MjInvest platform in early September 2019. The subscription services are paid upfront to access the MjInvest services platform and revenue is recognized over 12 months. Accordingly, because we just launched this product offering in the third quarter of 2019, we will be recognizing at least $24,895 of digital subscription revenue over the subsequent 11 months’ time frame from October 1, 2019 through December 31, 2020, from $24,292 in revenue that was recognized in October 2019. We plan to use the proceeds from this Reg A+ Offering to hire a digital subscriptions sales force in 2020 to increase digital subscription sales. Of the $7,604 revenues, $521 is from one related party and the remaining $7,083 are from third-party transactions.

Online Advertising revenues increased to $2,500 for the twelve months ended December 31, 2019 from zero dollars for the twelve months ended December 31, 2018 due to a sale from our sales personnel that was employed during the first quarter 2019. We changed our sales focus to the new MjMicro Conference division in March of 2019, and temporarily away from online advertising revenue. We plan to use the proceeds from this Reg A+ Offering to hire a sales force in 2020 to reengage in online advertising sales activities.

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Cost of revenues

The cost of revenues increased to $244,192 for the twelve months ended December 31, 2019 from zero dollars for the twelve months ended December 31, 2018 with the overall majority of the cost related to our new events division and the revenue generated.

The MjMicro Conference costs as a percentage of revenues were 104% and 0% for the twelve months ended December 31, 2019 and 2018, respectively. The increase in actual events costs were driven because for the period ending December 31, 2018, we had not yet had the event division up and running whereas in the twelve months ended December 31, 2019 we had accomplished that goal.

Online Advertising costs were immaterial and resulted in a positive gross profit generated from advertising revenue.

Operating expenses

Operating expense increased to $342,613 for the twelve months ended December 31, 2019 from zero dollars for the twelve months ended December 31, 2018 due to ramping up our sales operations, which began on January 2, 2019 with the hiring of additional personnel that could market and sale new products and services. This created new expenses that were related to the launching our MjMicro Conference division, and its first event that was held in late June 2019 and October 2019. Expressed as a percent of revenues, Operating Expenses increased to 146% for the twelve months ended December 31, 2019 from 0% for the twelve months ended December 31, 2017 as we ramped up our operations on January 2, 2019. Despite the increased expenses, we stayed under budget for the launch of this new division.

Compensation expenses increased to $218,655 for the twelve months ended December 31, 2019 from zero dollars for the twelve months ended December 31, 2018, related to the launch of our new events division.

Sales and marketing expense increased to $51,152 for the twelve months ended December 31, 2019 from zero dollars for the twelve months ended December 31, 2018 related to the launch of MjMicro and our new MjInvest.com Investor Network.

General and administrative expenses increased to $63,198 for the twelve months ended December 31, 2019 from zero dollars for the twelve months ended December 31, 2018. The increase in general and administrative expense was the result of ramp up costs for the new MjMicro Conference division and subsequent events in 2019.

Operating Loss from continuing operations

Our net operating loss increased to $342,613 for the twelve months ended December 31, 2019 as compared to a $15 loss for the twelve months ended December 31, 2018 for inception costs. The increase in the net operating loss on higher revenues was primarily due to the launching of our new MjMicro Conference division.

Other Expenses

Other expenses amounted to $14,550 for the twelve months ended December 31, 2019, as compared to zero dollars for the twelve months ended December 31, 2018. The increase in expense was due to our second MjMicro Conference in October 2019, held in Beverly Hills, CA.

Net loss

Our net loss increased to $328,063 for the twelve months ended December 31, 2019, as compared to a net loss of zero dollars for the twelve months ended December 31, 2018. The increase in net loss was a result of the factors noted above with respect to our loss from continuing operations and the increase in non-operating expenses.

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Fiscal Year ended December 31, 2018, as compared to fiscal year ended December 31, 2017

	For the Year Ended December 31,		Net Change
	2018	2017	$	%
Revenue
Less: Costs of goods sold	-	-	-	-
Gross margin	-	-	-	-
Operating Expense	-	-	-	-
Income (Loss) from operations	-	-	-	-
Other Expenses	15	-	15	100%
Net Income (Loss)	$(15)	$-	$(15)	$100%

From January 2013 to our incorporation in Delaware on September 20, 2018, we operated as the cannabis division of the SEC reporting publicly traded company, Social Life Network, Inc, a Nevada corporation (“Social Life”). No activity occurred from our inception through December 31, 2018. We operated as a free to use group of social networks, websites, and mobile apps through December 31st, 2018. On January 1st, 2019, we launched our new business plan and hired our first employee to start the business, detailed above.

Liquidity, Capital Resources and Plan of Operations

Going Concern

Our audited financial statements have been prepared on a going concern basis, which is a standard practice for a start-up technology and event companies, and assumes that we will be able to realize our assets and discharge our liabilities and commitments in the normal course of business for the foreseeable future. On December 31, 2019, we had a stockholder’s deficit of $328,078 and a net loss of $328,063 and used net cash of $322,563 in operating activities for the twelve months ended December 31, 2019. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our generating profitable operations in the future and/or obtaining the necessary financing through this offering to meet obligations and repay liabilities arising from normal business operations when they come due and/or being financed by Social Life Network. Our preference is to finance operating costs over the next twelve months with existing cash on hand from revenue that is being generated on a monthly basis, the sale of our equity securities on a private exempted basis, and through this Regulation A Offering. While we believe that we will be successful in obtaining the necessary funds for our operations, there are no assurances that such additional funding will be achieved or that will succeed in our future operations. Our financial statements do not include any adjustments that may result from the outcome of these uncertainties.

On December 31, 2019, our cash and cash equivalents were approximately $5,500 and our accounts payable and accrued liabilities was $24,896. Our current cash does not permit us to pursue our current plan of Operations for more than 1 month. Should we be successful in raising the maximum offering proceeds of $50,000,000 we will be able to continue our operations for at least 10 years.

Financings and Securities Offerings

We have previously financed our working capital, as of December 31, 2019 through an intercompany debt owed to Social Life Network, that raises capital on an ongoing basis from private and institutional investors through a Regulation D 506(c) private placement offering, and convertible notes guaranteed by Social Life Network.

Current Plan of Operations

We are focused on initiatives to enhance growth and profitability, including:

●	growing organically by increasing the breadth and depth of our products, and expanding our suite of value-added services;

●

complementing our organic online growth and the attendance of our events, by pursuing attractive merger and acquisition opportunities of similar companies, and sometime competitors, that will increase our brands while achieving a larger geographic footprint for our product/service offerings to be sold;

●	expanding our margins, disciplined pricing execution, platform scalability and end market diversification;

●	maintaining our efforts on cost improvement, corporate selling, general and administrative operational efficiencies, and optimization of our customer coverage model.

Our plan of operations is currently focused on the continued commercialization of our brands. We expect to increase expenditures to support the ongoing development and management that is necessary to launch our new event divisions and increase our online revenues. Additionally, we will continue to build our corporate and operational infrastructure, with the ultimate goal of growing into a commercial leader in product and service offerings to businesses in the of legal Cannabis and Hemp industry worldwide.

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We continually evaluate our plan of operations discussed above to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond its control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our current plan of operations.

Because working capital requirements depend upon numerous factors, there can be no assurance that our current cash resources will be sufficient to fund our planned operations.

Credit Facilities and Accounts Payable

We do not have access to bank credit. As of December 31, 2019, our obligations to vendors and other service providers, including compensation, professional fees, operating costs, and accrued expenses owed to Social Life Network was approximately $381,222, of which $356,326 is owed directly to Social Life Network through an intercompany loan.

Capital Expenditures

As of January 1st, 2020, we have entered into agreements with service providers, vendors and consultants that require ongoing capital expenditures, some of which are current payables owed to Social Life Network for services previously rendered on our behalf. We do not have any other contractual obligations for ongoing capital expenditures at this time.

Off-Balance Sheet Arrangements

We are not subject to any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are exposed to nonmaterial market risk that may arise from changes in interest rates or foreign currency exchange rates, but not form transactions arising from derivatives.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss, but which will only be resolved when one or more future events occur or fail to occur. Our management, in consultation with our legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that would be pending against the company, or unasserted claims that may result in such proceedings, we, in consultation with our legal counsel, evaluate the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Intellectual property

We generally rely on trademark, copyright and trade secret laws and employee and third-party non-disclosure agreements to protect its intellectual property and proprietary rights. We currently own trademark protection for our name and logos in the United States, pursuant to certain trademark and copyright applications and registrations worldwide. Further, we also use common law marks that have not been, or due to their nature are unable to be, registered with the Trade United States Patent and Trademark Office. Although we have been granted registered trademarks by the United States Patent and Trademark Office, there can be no assurance that any trademarks or common law marks that we rely upon, if any, will not be challenged in the future, invalidated or circumvented or that the rights granted thereunder or under licensing agreements will provide us with competitive advantages.

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In addition, there can be no assurance that standard intellectual property confidentiality and assignment agreement with employees, consultants and others will not be breached, that we will have adequate remedies for any breach, or that its trade secrets will not otherwise become known to or independently developed by competitors. Furthermore, there can be no assurance that our efforts to protect its intellectual property will prevent others from unlawfully using its trademarks, copyrights, and other intellectual property. Our success depends in part, on our continued ability to license our intellectual property. An inability to continue to preserve and protect its intellectual property would likely have a material adverse effect on our business, operating results, or financial condition.

Government Regulation and Federal Policy of Cannabis

The possession, consumption, production, and sale of cannabis has historically been, and continues to be, illegal under U.S. federal law and in many state and local jurisdictions that have not passed legislation to the contrary. A number of states have decriminalized cannabis to varying degrees and other states have created exemptions specifically for medical cannabis. 34 states and the District of Columbia that allow their citizens to use medical cannabis. Additionally, Alaska, California, Colorado, Illinois, Oregon, Maine, Massachusetts, Michigan, Nevada, Vermont, Washington, and Washington DC have legalized cannabis for adult use at the state (or district) level. In the other states, the cultivation of cannabis for medicinal or personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of medical cannabis needing care or that person’s caregiver. Active enforcement of state laws that prohibit personal cultivation of cannabis could have a material adverse effect on our business, reputation, results of operations, and financial condition.

While we believe that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue or be realized, that existing limited markets will continue to be available or that any new markets for cannabis and related products will emerge for us. Our business plan is based on the premise that cannabis legalization will expand, that consumer demand for cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for cannabis for medical and recreational uses will grow as it becomes legal to possess and use it and its derivative products, such as oils and certain food items. There is no assurance that this premise will prove to be correct or that we will generate increasing revenues or profits in the future. Moreover, if cannabis legalization is scaled back or reversed at the state level, or if the federal government increases its regulation and prosecution of cannabis-related activities, our ability to generate revenue and profit could materially and adversely impacted.

Under the federal Controlled Substance Act (“CSA”), the policies and regulations of the federal government and its agencies are that cannabis (marijuana) is a Schedule 1 Controlled Substance that is addictive and has no medical benefit. Enforcement of the CSA, including as it relates to cannabis, is subject to prosecutorial discretion and available resources. In the case of cannabis, and particularly in light of the growing legalization of cannabis at the state level, enforcement of the CSA is uncertain and could change rapidly, leaving businesses such as us hard pressed to react and operate their businesses.

In an effort to provide guidance to federal law enforcement, under the Obama Administration, the Department of Justice (“DOJ”) issued Guidance Regarding Cannabis Enforcement to all United States attorneys in a memorandum from Deputy Attorney General David Ogden on October 19, 2009 (the “Ogden Memorandum”), in a memorandum from Deputy Attorney General James Cole on June 29, 2011 and in a memorandum from Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”). Each memorandum provides that the DOJ is committed to the enforcement of the CSA, but the DOJ is also committed to using its limited investigative and prosecutorial resources to address the most significant threats in the most effective, consistent, and rational way.

On January 4, 2018, the then U.S. Attorney General Jeff Sessions issued the Sessions Memo stating that the Cole Memo was rescinded effectively immediately. Mr. Sessions stated that “prosecutors should follow the well-established principles that govern all federal prosecutions,” which require “federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” Mr. Sessions went on to state in the memorandum that “previous nationwide guidance specific to marijuana is unnecessary and is rescinded, effective immediately.” It is unclear at this time whether the Sessions Memo indicates that the Trump administration will strongly enforce the federal laws applicable to cannabis or what types of activities will be targeted for enforcement. While we do not harvest, distribute, or sell cannabis, we may be irreparably harmed by a change in enforcement policies of the federal government depending on the nature of such change.

Attorney General Order No. 3946-2018 released by Jeff Sessions on July 19, 2018 shows that he is in favor of law enforcement using civil asset forfeiture as “an effective tool to reduce crime” and that “its use should be encouraged where appropriate.” It is possible that due to the recent Sessions Memo our clients may discontinue the use of our services, our potential source of customers may be reduced, and our revenues may decline. Further, additional government disruption in the cannabis industry could cause potential customers and users to be reluctant to use our services or buy advertising from us. It is possible that due to the Sessions Memo our clients may discontinue the use of our services, we or our customers may be subject to asset forfeiture actions, our potential source of customers may be reduced, and our revenues may decline. Further, additional government disruption in the cannabis industry could cause potential customers and users to be reluctant to use advertising services, which would negatively impact our results of operations.

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The 2018 Farm Bill officially reclassifies hemp for commercial uses after decades of statutes and legal enforcement conflating hemp and marijuana, the Farm Bill distinguishes between the two by removing hemp from the Controlled Substances Act. While the two are closely related, hemp lacks the high concentration of THC that is responsible for the “high” from the use of marijuana. This would effectively move regulation and enforcement of the crop from the purview of the Drug Enforcement Agency to the U.S. Department of Agriculture.

Recent hearing in February 2019, conducted before the House Subcommittee on Consumer Protection and Financial Institutions, focused on access to banking services for legal cannabis-based businesses. Two of the speakers at the hearing - Colorado Rep. Ed Perlmutter and Washington Rep. Denny Heck, both Democratic members of Congress from states with legal marijuana, back the Secure and Fair Enforcement of Banking Act of 2019, or the SAFE Banking Act, as it is more commonly known. The proposed bill, according to lawmakers and reports, would prevent federal regulators from targeting banks that accept deposits from legal cannabis operators. Such prohibition could involve limiting FDIC protections for those deposits or trying to prevent loans to those businesses.

On September 28, 2019, the Democratic-controlled House of Representatives voted to pass a bill protecting banks that work with the marijuana industry called the Secure and Fair Enforcement (SAFE) Banking Act of 2019. The bill aims to give clarification to banks and credit unions that serve cannabis companies with, for instance, business accounts for bill payments. Lobbyists have emphasized that many cannabis businesses end up “unbanked” and operating largely in cash, and that makes them targets for robberies and other crimes. Some analysts are skeptical the measure is likely to become law in 2019 as it faces a tough road in the Republican-controlled Senate while some believe Senator McConnell could go along with a pot banking bill to help Republicans in the 2020 elections.

Offering and Selling to Investors in Foreign Jurisdictions

Notice to Prospective Investors in Canada

The Offering of the Common Stock Shares in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the Common Stock Shares may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of the Common Stock Shares in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the Common Stock Sharecare offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the Common Stock Shares by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Common Stock Shares outside of Canada.

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of Common Stock Shares may be made to the public in that Relevant Member State other than:

●	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

●

To fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

●	In any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Common Stock Shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

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Each person in a Relevant Member State who initially acquires any Common Stock Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any Common Stock Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Common Stock Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Common Stock Shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives, and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements.

This offering circular has been prepared on the basis that any offer of Common Stock Shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Class A shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of Common Stock Shares which are the subject of the Offering contemplated in this offering circular may only do so in circumstances in which no obligation arises for us to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. We have not authorized, nor do we authorize, the making of any offer of Common Stock Shares in circumstances in which an obligation arises for us to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Common Stock Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Stock Shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The Common Stock Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Common Stock Shares or this Offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this Offering, our Company, the Common Stock Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Common Stock Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Common Stock Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This offering circular relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This Offering circular is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this offering circular nor taken steps to verify the information set forth herein and has no responsibility for the offering circular. The Common Stock Shares to which this offering circular relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Stock Shares offered should conduct their own due diligence on the Class A shares. If you do not understand the contents of this offering circular you should consult an authorized financial advisor.

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Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this Offering. This offering circular does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Common Stock Shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Common Stock Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Common Stock Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Common Stock Shares must observe such Australian on-sale restrictions.

This offering circular contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering circular is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in China

This offering circular does not constitute a public offer of the Class A shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The Common Stock Sharecare not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Common Stock Shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Hong Kong

The Common Stock Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Common Stock Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Common Stock Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Common Stock Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Common Stock Shares may not be circulated or distributed, nor may the Common Stock Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

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Where the Common Stock Sharecare subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) A corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire Class A share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) A trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Common Stock Shares pursuant to an offer made under Section 275 of the SFA except:

(a) To an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) Where no consideration is or will be given for the transfer;

(c) Where the transfer is by operation of law;

(d) As specified in Section 276(7) of the SFA; or

(e) As specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Common Stock Shares and Debentures) Regulations 2005 of Singapore.

State Securities - Blue Sky Laws

There is no established public market for our Class A shares, and there can be no assurance that any market will develop in the foreseeable future. Transfer of our Common Stock Shares may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our Common Stock Shares may not be traded in such jurisdictions. Because the securities qualified hereunder have not been registered for resale under the blue sky laws of any state, the holders of such Common Stock Shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold the Common Stock Shares for an indefinite period of time.

We will consider applying for listing with a provider of business and financial information on publicly listed companies, which, once published, will provide us with “manual” exemptions in approximately 39 states as indicated in CCH Blue Sky Law Desk Reference at Section 6301 entitled “Standard Manuals Exemptions.”

39 states have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by selling shareholders. In these states, so long as we obtain and maintain a listing in a securities manual recognized by the state such as Mergent, Inc., Moody’s Investor Service or Standard and Poor’s Corporate Manual, secondary trading of our Common Stock Shares can occur without any filing, review or approval by state regulatory authorities. These states are Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, South Dakota, Texas, Utah, Vermont, Washington, West Virginia, Wisconsin and Wyoming. If we can secure this listing in such securities manuals, only then secondary trading can occur in these states without further action.

We currently do not intend to and may not be able to qualify securities for resale in other states which require Common Stock Shares to be qualified before they can be resold by holders of Common Stock Shares.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “unacceptable investor,” which means anyone who is:

●

A “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

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●	Acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

●	Within the scope of Executive Order 13224 - Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

●

A person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

●	Designated or blocked, associated, or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

Litigation

None.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our executive officers and directors and their business experience follows:

Name	Position Held with Our Company	Age	Date First Elected or Appointed

Kenneth Tapp	Chairman, Chief Executive Officer, & Chief Technology Officer	50	June 6, 2016
Mark DiSiena	Chief Financial Officer & Chief Accounting Officer	53	November 1, 2018
Brian Lazarus	Board Member	63	January 21, 2020
Gregory Todd Markey	President of MjMicro and Board Member	34	January 21, 2020

During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Kenneth Tapp, Chairman of the Board, Chief Executive Officer, Chief Technology Officer

Ken Tapp has served as our co-Chief Executive Officer, Chief Technology Officer and Chairman since our inception. Mr. Tapp was the former VP of Application Database Engineers at Realtor.com and HomeBuilder.com from 1995, through their IPO as HomeStore.com, Inc. in 1999. After leaving HomeStore.com in December of 2000, Mr. Tapp founded a home listing data aggregation company that from 2001 through 2011, was used by 1.5 Million real estate agents and over 50 Thousand new home builders, powering more than 500 MLS listing feeds, across five countries. He sold the company and stepped down as the CEO in late 2011, after 10 years of working alongside, and consulting with, dozens of media and real estate technologies companies, including NewsCorp, Gannett, Clear Channel, Media News Group, Knight Ridder, The Hearst Corporation, Realtor.com, Zillow and Trulia to name just a few.

Mark DiSiena, Chief Financial Officer & Chief Accounting Officer

Mark DiSiena has been CFO since August 1, 2018 and joined Social Life Network’s executive team on August 1, 2018 and effective November 1, 2018 was appointed as our Chief Financial Officer and Chief Accounting Officer. Prior joining Social Life Network, Mr. DiSiena was a consultant at Cresset Advisors from January 2016 to October 2018. Previously, Mr. DiSiena served in related leadership roles, including: Chief Financial Officer of Cherokee, Inc (NASDAQ: CHKE) from November 2010 to March 2013; and Chief Financial Officer at 4Medica, a privately held software company, between March 2004 to November 2008. He was an Account Executive at Oracle-NetSuite from January 2014 to December 2015. Mr. DiSiena has held senior management positions at LVMH from 1999 to 2000 and at Lucent Technologies from 1995 to 1999. Mr. DiSiena has consulted at various companies, notably: Cetera Financial Group, Countrywide Bank, American Apparel, Dreamworks, Paramount Pictures, and HauteLook. He began his career as an auditor at Coopers & Lybrand, from 1988 to 1990. Mr. DiSiena holds a B.S. in Accounting with honors from New York University, a J.D. from Vanderbilt University, and an M.B.A. from Stanford University, and is both an attorney and a CPA.

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Brian Lazarus, Board Member

Brian Lazarus was appointed as our Director on January 21, 2020. Brian Lazarus has spent over 40 years producing notable entertainment and experiential events with specialized skills at professional audio, video, and digital tech. He is the co-founder and Executive Vice President of Media Star Promotions, one of the nation’s top branding, touring, and strategic marketing agencies. His expertise in the design and execution of consumer experiences for regulated products blends seamlessly with the goals of the burgeoning cannabis space. Brian Lazarus is committed to increasing the depth of services provided by Social Life Network, MjLink, and its affiliates.

Gregory Todd Markey, Board Member and President of MjMicro Conference

Todd Markey was appointed as our Director on January 21, 2020. Since April 1, 2019, Todd Markey has been the president of the MjMicro division of MjLink and directs the MjMicro Conference. Todd Markey has more than 10 years of finance and capital markets experience and is a trusted expert for micro-cap to small cap companies in expanding their investor and public relations. Additionally, he has assisted companies in the pre-IPO and up-listing process, from the OTC markets onto Nasdaq and NYSE stock exchanges.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

Except as disclosed above, to our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

●

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity

●

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

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EXECUTIVE COMPENSATION

References in this section to our “directors” and “named executive officers” refer to our directors and named executive officers following consummation of this Offering, and references in this section to our “employees” (other than our named executive officers) refer to our employees following consummation of this Offering.

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2019 Summary Compensation Table” below. Prior to January 1, 2018, none of our executive officers or directors received any compensation or other remuneration. In fiscal 2019, our “named executive officers” and their positions were as follows: (i) Kenneth Tapp, Chief Executive Officer and Chairman; (ii) Mark DiSiena, Chief Financial Officer; (iii) Gregory Todd Markey, President of MjMicro.

2019 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the fiscal year ended December 31, 2018 and twelve months ended December 31, 2019.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kenneth Tapp (1)	2019(6)
Chairman, Chief Executive Officer, and Chief Technology Office	2018(5)	-	-	-	-	-	-	-	-
Mark DiSiena (2)	2019(6)
Chief Financial Officer	2018(5)	-	-	-	-	-	-	-	-
George Jage (3)	2019(6)	90,750	-	-	-	-	-	9,000	99,750
President/Director	2018(5)	-	-	-	-	-	-	-	-
Gregory Todd	2019(6)	-	-	-	-	-	-	-
Markey (4)	2018(5)	-	-	-	-	-	-	-	-
President of MjMicro/Director

______________

(1)	Kenneth Tapp was appointed as our Chief Executive Officer, Chief Technology Officer, and Chairman since inception and has not received any salary or benefits payments from either us or Social Life.

(2)

Mark DiSiena was appointed as our Chief Financial Officer on November 1, 2018, after being our consult from August 1, 2018 through October 31, 2018. Mark DiSiena is paid by Social Life and has not received any salary or benefits payments from us.

(3)	George Jage became was our President and director from January 2, 2019 to June 26, 2019 and was paid directly by us.

(4)

Gregory Todd Markey was appointed as our President of MjMicro on April 1, 2018; and was appointed as a Board Director as of January 21, 2020. Mr. Markey is paid by Social Life and has not received any salary or benefits payments from us.

(5)	Year ended December 31, 2018.

(6)	Year ended December 31, 2019.

Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide retirement or similar benefits for our directors or executive officers.

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Resignation, Retirement, Other Termination, or Change in Control Arrangements

Other than our prior employment agreement Mr. Karnedy, we have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to our directors or executive officers at, following, or in connection with the resignation, retirement or other termination of our directors or executive officers, or a change in control of our company or a change in our directors’ or executive officers’ responsibilities following a change in control. Mr. Karnedy resigned as Director of MjLink as of January 2, 2019.

Compensation of Directors

The table below shows the compensation of our directors, who were not our named executive officers, for the fiscal year ended December 31, 2018 and December 31, 2019:

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Leslie Bocskor(1) (3)	-	-	-	-	-	-	-
Vincent (Tripp) Keber(1)(4)	-	-	-	-	-	-	-
Gregory Todd Markey(2)(5)	-	-	-	-	-	-	-

___________

(1)

Leslie Bocskor and Vincent Keber were appointed as Social Life Network Directors on August 1, 2018 and were Directors of MjLink , on September 20, 2018 when we incorporated in Delaware as MjLink.com, Inc. Mr. Bocskor and Mr. Keber remained MjLink Directors through December 31st, 2019. Mr. Bocskor remained a Director of MjLink until July 10th, 2020. Currently, Mr. Bocskor and Mr. Keber are Advisors to the board of MjLink.

(2)	Gregory Todd Markey was appointed as a director of MjLink on January 21, 2020, and as of the date of this offering circular is a Director of MjLink.
(3)	Leslie Bocskor was paid by Social Life and did not receive any salary or benefits payments from us.
(4)	Vincent Keber was paid by Social Life as an Advisor and did not receive any salary or benefits payments from us.
(5)	Gregory Todd Markey is paid by Social Life and has not received any salary or benefits payments from us.

Prior to December 31, 2018, none of our executive officers or directors received any compensation or other remuneration.

Director Compensation

We have no formal plan for compensating our directors for their services in their capacity as directors. Our directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on their behalf other than services ordinarily required of a director.

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Changes in Control

As of the date of this offering circular, we are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Apart from the transactions described below, since, or currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds $5,000, being the lesser of $120,000 or one percent of our total assets at December 31, 2018, and December 31, 2019 and in which any of the following persons had or will have a direct or indirect material interest:

(a)	any director or executive officer of our company;

(b)	any person who beneficially owns, directly or indirectly, more than 5% of any class of our voting securities;

(c)

any person who acquired control of our company when it was a shell company or any person that is part of a group, consisting of two or more persons that agreed to act together for the purpose of acquiring, holding, voting or disposing of our common stock, that acquired control of our company when it was a shell company; and

(d)	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

On January 2, 2019, the Company completed an employment agreement with a new President of MjLink, providing him with the ability to receive stock in the company. The agreement provides that if they resigned during the first 24 months of their employment agreement, all stock previously issued would be returned to MjLink’s treasury. On June 26, 2019, our President resigned from the Company, and no stock was issued to him.

Rodosevich Investments, which acquired $32,500 of our services, particularly, $2,500 for 12 months digital subscription service on MjInvest, $10,000 for accessing our MjLink event in October 2019, and $20,000 for digital marketing services over our network, is also an owner of 2.18% of our voting stock.

On May 9th, 2020, we issued 2,690,682 Class A Common Stock Shares to LVC Consulting, LLC to (our Chief Executive Officer/Director, Ken Tapp, for services rendered as our Co-founder/CEO/Director  from September 2018 through April 2020. Ken Tapp is the Managing Member of LVC Consulting  Ken Tapp was compensated a value of approximately $269,068 with the 2,690,682 Class A Common Stock Shares, at $0.10 a share, for approximately 2,152 hours of work during this time period.

On May 9th, 2020, we issued 505,000 Class A Common Stock Shares to Vincent “Tripp” Keber III, for services rendered as our Director from September 2018 through December of 2019, and as an advisor from January 2020 through July 2020. Vincent  Keber was compensated a value of approximately $50,500 with 505,000 Class A Common Stock Shares, at $0.10 a share, for this period as a director and cannabis industry advisor.

On May 9th, 2020, we issued 150,000 Class A Common Shares to Electrum Partners (our then Director, Leslie Bocskor) for services rendered as a Director from September 2018 through July of 2020.  Leslie  Bocskor was compensated a value of approximately $15,000 with 150,000 Class A common Stock shares, at $0.10 a share, for this period as our Director.

On May 9th, 2020, we issued 800,000 Common Shares to Social Life Network, Inc. at a value of $0.10 a share for an aggregate value of $80,000. The Shares were issued to Social Life Network for the social networking software license fee from January 2020 through December 2020.

On May 9th, 2020, we issued 775,000 Class A Common Stock Shares to Rodosevich Investments, LLC (Andy Rodosevich) for services rendered Andy Rodosevich rendered as our Co-Founder, and assisting in the launch of our HempTalk division, from September 2018 through April 2020. Andy Rodosevich is the Managing Member of Rodosevich Investments. Andy Rodosevich was compensated a value of approximately $77,500 with 775,000 Class A Common Stocks shares, at $0.10 a share, for approximately 620 hours of work.

On May 9th, 2020, we issued 250,000 Class A Common Stock Shares to our Director, Brian Lazarus, for services rendered as our Director  from January 2020 through December 2020. Brian  Lazarus was compensated a value of approximately $25,000 with 250,000 Class A Common Stock Shares, at $0.10 a share, for this period as our Director.

On May 9th, 2020, we issued 50,000 Class A Common Stock Shares to our Director, Gregory Todd Markey.  for services rendered as our Director , from January 2020 through December 2020. Mr. Markey was compensated a value of approximately $5,000 with 50,000 Class A Common Stock Shares, at $0.10 a share, for this period as a director.

On May 9th, 2020, we issued 50,000 Class A Common Stock Shares to our Chief Financial Officer, Mark DiSiena for services rendered through April 2020.  Mr. DiSiena was compensated a value of approximately $5,000 with 50,000 Class A Common Stock shares, at $0.10 a share, for approximately 50 hours of work.

On July 11th, 2020, we issued 250,000 Preferred Shares to our Chief Financial Officer, Mark DiSiena, for services rendered as our CFO from November 2018 through June 2020. Mark DiSiena was compensated a value of approximately $75,000 with 250,000 Preferred  Shares, at $0.30 a share, for approximately 750 hours of work during this time period.

On July 11th, 2020, we issued 750,000 Preferred Shares to our Director, Brian Lazarus, for services rendered by  assisting in the formation and launch of our MjMicro and MjInvest divisions, from January 2019 through June 2020. Brian Lazarus was compensated a value of approximately $225,000 with 750,000 Preferred shares, at $0.30 a share, for approximately 1,500 hours of work during this time period.

On July 11th, 2020, we issued 200,000 Preferred Shares to our Director, Gregory Todd Markey, for services rendered as the President of our MjMicro division from April 2019 through June 2020. Gregory Todd Markey was compensated a value of approximately $60,000 with 200,000 Preferred  Shares, at $0.30 a share, for approximately 1,200 hours of work during this time period.

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SECURITY OWNERSHIP OF MANAGEMENT & CERTAIN SECURITY HOLDERS

The following tables shows the beneficial ownership of our Common and Preferred Stock as of the date of this Offering Circular held by (i) each director; (ii) each executive officer; (iii) all directors and executive officers and (iv) each beneficial owner known to us to be the beneficial owner of more than 5% of any class of our shares before giving effect to the sale of all 20,000,000 shares of Common Stock offered by us in this Offering Circular, and (b) after giving effect to the sale of all 20,000,000 shares of Common Stock offered for by the Company Offering for gross proceeds of $50,000,000; in each case, assuming all such shares are sold.

As of the date of this Offering Circular, there were issued and outstanding 5,270,682 shares of our Class A Common voting shares, and 10,068,087 shares of our Preferred shares that can be converted to 30,204,261 Class A Common voting shares. Of the 10,068,087 Preferred Shares that we have issued, 1,200,000 Shares were issued to 2 of our Directors and our Chief Financial Officer, for services rendered to us.  The  remaining 8,868,087 of Preferred Shares were issued to (  ) persons entities for services rendered to us, the maximum ownership of any one person or entity of which does not exceed  3% of our outstanding shares on a dilutive or non-dilutive basis.

In the table below, beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common and Preferred Stock subject to options and warrants currently exercisable or which may become exercisable within sixty (60) days of the date of this Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

The following table sets forth, as of the date of this filing, certain information with respect to the beneficial ownership of our Class A common and Preferred shares, by each stockholder known by us to be the beneficial owner of more than 5% of any class of our securities, and by our current executive officers and directors as a group.  The percentage of beneficial voting class shares assumes that our Preferred class shareholders fully convert their Preferred shares to Class A common voting shares, through a Preferred shares conversion basis of 1-to-3.  The percentage of beneficial voting class shares before the offering  is calculated by dividing the total acquirable issued and outstanding share count of each beneficial owner, into the total of 35,474,943 Class A Common acquirable voting shares.

	Amount of Beneficial Ownership				Percent of Total Common Stock	Percent of Total Preferred Stock	Percent of Total Voting Stock Before Offering		Percent of Total Voting Stock After Offering
Name & Address of beneficial owner	Class A Common Stock		Preferred Stock		(5,270,682) A	(10,068,087) B	(35,474,943) C (1)		(55,474,943) D (2)
Kenneth Tapp c/o LVC Consulting, LLC. 848 N. Rainbow Blvd. STE. 2078 Las Vegas, NV 89107	2,690,682	(3)	0	(3)	51.04%	0%	7.58	%(3)	4.85%
Andrew Rodosevich c/o Rodosevich Investments, LLC. 3147 N Century St, Colorado Springs, CO 80907	775,000	(4)	0	(4)	14.70%	0%	2.18	%(4)	1.39%
Social Life Network, Inc. 3465 S Gaylord Ct. STE. A509 Englewood, CO 80113	800,000	(5)	0	(5)	15.17%	0%	2.26	%(5)	1.44%
Leslie Bocskor c/o Electrum Partners 3571 E Sunset Road, Suite 300 Las Vegas, NV 89120	150,000	(6)	0	(6)	2.84%	0%	0.42	%(6)	0.27%
Brian Lazarus c/o Media Star Promotions 319 Clubhouse Lane. Hunt Valley, MD 21031	250,000	(7)	750,000	(7)	4.74%	7.44%	7.04	%(7)	4.5%
Vincent “Tripp” Keber III 1610 Wynkoop Street Suite 400 Denver, Colorado 80204	505,000	(8)	0	(8)	9.58%	0%	1.42	%(8)	0.91%
Gregory Todd Markey 3465 S Gaylord Ct. STE. A509 Englewood, CO 80113	50,000	(9)	200,000	(9)	0.94%	1.98%	1.83	%(9)	1.17%
Mark DiSiena 3465 S Gaylord Ct. STE. A509 Englewood, CO 80113	50,000	(10)	250,000	(10)	0.94%	2.48%	2.25	%(10)	1.44%

A.: Based on 5,270,682 outstanding Common Stock Class A shares

B.  Based on 10,068,087 outstanding Preferred Shares

C.   Based on total acquirable issued and outstanding share count of 35,474,943 Class A Common shares, which is the total of 5,270,682 Class A common shares issued and outstanding, and 10,068,087 issued and outstanding Preferred shares, assuming full conversion on the Preferred Shares 1 for 3 basis  to 30,204,261 Class A Common voting shares.

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D. Based on 55,474,943 Class A Common voting shares comprised of: (a) 20,000,000 Shares sold in this Offering; (b)  a total acquirable issued and outstanding share count of 35,474,943 Class A Common shares, which is the total of 5,270,682 Class A common shares issued and outstanding, and 10,068,087 issued and outstanding Preferred shares, assuming full conversion on the Preferred Shares 1 for 3 basis  to 30,204,261 Class A Common voting shares.

________

(1)

Except as otherwise indicated, we believe that the beneficial owners of the acquirable voting class shares listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common stock subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants but are not deemed outstanding for purposes of computing the percentage ownership of any other person.  With respect to our Preferred Shares, each holder of Preferred Shares has the right to convert 1 Preferred Share for 3 Class A Common Stock Shares.  Although no Preferred Holder has exercised that conversion right, the above data assumes conversion of the Preferred Shares into Class A Common on a 1 to 3 ratio.

(2)

Percentage of Beneficial ownership of voting class shares is based on a total acquirable issued and outstanding share count of 35,474,943 Class A Common shares, which is the total of 5,270,682 Class A common shares issued and outstanding, and 10,068,087 issued and outstanding Preferred shares, assuming full conversion on the Preferred Shares 1 for 3 basis  to 30,204,261 Class A Common voting shares.

(3)

Ken Tapp was appointed as Chief Executive Officer, Chief Technology Officer, and Chairman since inception of both Social Life Network and MjLink. Kenneth Tapp owns 7.78% of MjLink, Inc. making him our largest shareholder. Ken Tapp has sole voting, investment, and dispositive power over the 2,690,682 shares, which he acquired on May 9, 2020.

(4)

Andrew Rodosevich, member of Rodosevich Investments, LLC, was appointed as Chief Financial Officer of Social Life since inception and resigned from that position effective July 31, 2018. Andrew Rodosevich has sole voting, investment, and dispositive power over the 775,000 shares, which he acquired on May 9, 2020.

(5)	Social Life’s Board of Directors has the sole voting, investment, and dispositive power over the 800,000 shares.

(6)

Leslie Bocskor was our Director until July 10, 2020 and remains an Advisor to the board.  Leslie Bocskor is the President/Founder of Electrum Partners; and he has been a Director of Social Life since August 1, 2018. Leslie Bocskor has sole voting, investment, and dispositive power over the 150,000 Shares.  Electrum Partners acquired their shares on May 9, 2020.

(7)	Brian Lazarus has been a Director of Social Life since January 21, 2020. Brian Lazarus acquired his common stock shares on May 9, 2020, and his preferred stock shares on July 10, 2020.

(8)

Vincent Keber was a Director of Social Life from August 1, 2018 through December 31, 2019; and remains an Advisor to the Board of Social Life Network and MjLink. Vincent Keber has sole voting, investment, and dispositive power over the 505,000 Shares.  Vincent Keber acquired his shares on May 9, 2020.

(9)	Gregory Todd Markey has been a Director of Social Life since January 21, 2020. Gregory Todd Markey acquired his common stock shares on May 9, 2020, and his preferred stock shares on July 10, 2020.

(10)	Mark DiSiena was appointed as Chief Financial Officer of Social Life on November 1, 2018. Mark DiSiena acquired his common stock shares on May 9, 2020, and his preferred stock shares on July 10, 2020.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation, bylaws, and certificate of designation. For more detailed information, please see such certificate of incorporation, bylaws and certificate of designation which have been filed as exhibits to this Offering Circular.

General

Our Certificate of Incorporation, as amended, provides that our authorized capital stock consists of 150,000,000 shares with a par value of $0.01 per share, consisting of:

●	100,000,000 Class A Common Stock Shares
●	25,000,000 Preferred Stock Shares
●	25,000,000 Class B Common Stock Shares

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Common Stock

We have two classes of Common Stock authorized, Class A and Class B, totaling one hundred and twenty-five million shares (125,000,000) As of the date of this Offering Circular, we have 5,270,682 Class A Common Stock Shares Issued and no Class B Common Stock Shares issued. We intend to set the rights and preferences of the Class B Shares by the end of June 2020 to include, among other things, that each Class B Share equals 100 Votes.

Preferred Stock

We are authorized to issued 25,000,000 Preferred Shares. The Preferred Shares have no voting rights in of themselves. Upon conversion of the Preferred Shares to Common Shares, such Common Shares would have voting rights. On July 10, 2020, the state of Delaware approved the Certificate of Rights and Preferences of our Preferred Shares, which provides for, among other things:  (a) conversion of each  Preferred Share into 3 Class A Common Shares;  and (b)   the payment of a noncumulative annual dividend of 6% at the sole discretion of the Board of Directors  (the “New Certificate of Rights and Preferences”. On July 11, 2020, we issued 10,068,087 Preferred Shares to various persons and entities, after having declared null and void an issuance of 10,068,087 Preferred Shares  on May 13, 2020.

Class B Common Stock Shares

We are authorized to issue 25,000,000 Class B Common Stock Shares. On July 10, 2020, the state of Delaware approved to Certificate of Rights and Preferences of our Class B Shares, which provides that each Class B Share equals 100 votes and does not have any equity or other value. We have not issued any Class B Shares.

Voting

The holders of Class A Common Stock are entitled to one vote per share held at all meeting of shareholders (and written actions in lieu of a meeting).

There shall be no cumulative voting. The holders of shares of Common Stock are entitled to dividends when and as declared by the Board from funds legally available therefor, and upon liquidation are entitled to share pro rata in any distribution to holders of Common Stock. As of the date of this offering circular, there are no preemptive, conversion or redemption privileges, nor sinking fund provisions with respect to the Common Stock.

Changes in Authorized Number

The number of authorized shares of Common Stock may be increased or decreased subject to our legal commitments at any time and from time to time to issue them, by the affirmative vote of the holders of a majority of our common stock entitled to vote. On May 8, 2020, we increased our authorized capital shares to 150,000,000 consisting of 100,000,000 Class A Common Shares, 25,000,000 Preferred Stock Shares and 25,000,000 Class B Shares.

Common Stock

We have authorized 100,000,000 Class A Common Shares.  As of the date of this offering circular, we have issued 5,270,682 Class A Common Stock Shares.

Preferred Shares

On May 3, 2020, pursuant to an amendment to our Articles of Incorporation, the State of Delaware approved an amendment to our Articles authorizing 25,000,000 Preferred Shares. On May 13, 2020, pursuant to said amendment, we issued 10,068,087 Uncertificated Preferred Stock Shares to various persons and entities (“May 13, 2020 Issuance”).  On June 30,  2020, our Board of Directors declared the May 13, 2020 Issuance null and void.

On July 10, 2020, our Board of Directors approved a Certificate of Rights and Preferences  of our Preferred Shares, providing that each Preferred Share may be converted on a 1 to 3 basis, with 1 Preferred  Share converted into 3 Class A Shares, and also the payment of a noncumulative annual dividend of 6% at the sole discretion of the Board of Directors.  The Certificate was approved by the State of Delaware that same day, July 10, 2020.  On  July 10, 2020 pursuant to Board of Directors’ approval, we issued 10,068,087 Preferred Shares to various persons and entities, including 1,200,000 Preferred Shares to Beneficial Owners, Officers and Directors.

Class B Shares

We have authorized 25,000,000 Class B Shares, the rights and preferences of which were approved by the State of Delaware on July 10, 2020, to among other things, having each Class B Common Stock Share equal to 100 votes and each Class B Share to have no monetary value. As of the date of this offering circular, we have not issued any Class B Common Stock Shares nor do we have any present intention of issuing Class B Shares to our officers and/or or directors or any other person or entity.  Should we issue Class B Shares to our officers and/or our directors, we will be subject to risk of control by our management over our corporate and shareholder affairs as detailed in the risk factor on page 18.

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Stockholders’ Derivative Actions

Under the Delaware Code, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock will be Pacific Stock Transfer, Inc.

Dividend Policy

We have never declared or paid dividends. We do not intend to pay cash dividends on our common stock for the foreseeable future, but currently intend to retain any future earnings to fund the development and growth of our business. The payment of dividends if any, on our common stock will rest solely within the discretion of our board of directors and will depend, among other things, upon our earnings, capital requirements, financial condition, and other relevant factors.

SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, there has not been a public market for shares of our Common Stock. Future sales of substantial amounts of shares of our Common Stock.

After this Offering, we will have outstanding 25,270,682 shares of our Common Stock, assuming that all 20,000,000 shares are sold in the Offering and no exercise of outstanding options or warrants.

PLAN OF DISTRIBUTION

We are offering, at an offering price of $2.50 per share (the “Offering Price for up to $50,000,000. (the “Maximum Offering Amount”).

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All of our shares of Common Stock are being offered on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings. This Offering will terminate on the first to occur of (i) the date on which all 20,000,000 Offered Shares are sold or (ii) March 23, 2021, subject to our right to extend such date for up to 90 days in our sole discretion (in each case, the “Termination Date).

The Shares are being offered directly by the Company, although we reserve the right to engage the services of one or more FINRA registered broker/dealers to assist in in the sale of the Offered Shares and may engage the services of one or more managing selling agents to sell Offered Shares on a “best efforts” basis. However, at this time, the Company has not determined if it will require the services of such broker/dealers or selling agents.

We expect to commence the offer and sale of the Offered Shares as of the date on which the Form 1-A Offering Statement of which this Offering Circular is a part (the “Offering Statement”) is qualified by the U.S. Securities and Exchange Commission (which we refer to as the “SEC” or the “Commission”). Prior to this Offering, there has been no public market for our Common Stock.

Notwithstanding the place where the Subscription Agreement may be executed by any of the parties to such Subscription Agreement, pursuant to the terms of the Subscription Agreement (Exhibit 4.1), such parties expressly agree that all the terms and provisions shall be construed in accordance with and governed by the laws of the State of Delaware. Exclusive venue for any dispute arising out of the Subscription Agreement or the Shares shall be the state court in Delaware, or the US District Court located in Wilmington, Delaware. This provision applies to disputes arising under state law and the Securities Act of 1933, as amended (“Securities Act”) and the Securities & Exchange Act of 1934, as amended (“Exchange Act”). Securities Act Section 22 creates concurrent jurisdiction, respectively, for federal and state courts over all lawsuits brought to enforce any duty of liability created by the Securities Act or the rules and regulations thereunder. Exchange Act 27 creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, an Investors’ ability to seek relief in the state courts as a more favorable jurisdiction, will likely fail because the Courts will defer to federal jurisdiction.

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Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than ten percent (10%) of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors must comply with the ten percent (10%) limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)

You are a natural person who has had individual income in excess of $200,000 in each of the two (2) most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below on how to calculate your net worth);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)

You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Offered Shares, with total assets in excess of $1,100,000;

(v)

You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)

You are a trust with total assets in excess of $1,100,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Offered Shares; or

(viii)

You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $1,100,000.

ADDITIONAL INFORMATION ABOUT THE OFFERING

Escrow Agent

On March 16, 2020, we entered into an Escrow Services Agreement with Prime Trust, LLC (“Escrow Agreement”) (the “Escrow Agent”). Investor funds will be held by the Escrow Agent. We or our agents will instruct all subscribers to transfer funds by wire, credit, or debit card, or ACH transfer directly to the escrow account established for this offering. We may terminate the offering at any time for any reason at its sole discretion. The Escrow Agent is not participating as an underwriter or placement agent or sales agent of this Offering and will not solicit the Regulation A investments or recommend purchase of our securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, nor will the escrow agent distribute this Offering Circular or other offering materials to investors. The use of Escrow Agent’s technology should not be interpreted and is not intended as an endorsement or recommendation by us or this Offering. All inquiries regarding this Offering or escrow should be made directly to us. For its services, Escrow Agent will receive various fees of the funds held in escrow.

No Selling Shareholders

No securities are being sold for the account of security holders; we will receive all net proceeds of this offering.

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Investors’ Tender of Funds

After the Offering Statement has been qualified by the Commission, we will accept tenders of funds to purchase our shares. Prospective investors who submitted non-binding indications of interest during the “test the waters” period will receive an automated message from us indicating that the offering is open for investment. The escrow agreement can be found in Exhibit 10.1 to the Offering Statement of which this offering circular is a part.

Process of Subscribing

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

If you decide to subscribe for the Common Stock in this offering, you should complete the following steps:

1.	Go to the company’s page on: https://www.mjlink.com/invest
2.	Complete the online investment form;
3.	Deliver funds directly by wire, debit card, credit card or electronic funds transfer via ACH to the specified account;
4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;
5.	Once AML is verified, investor will electronically receive, review, execute and deliver to us a Subscription Agreement.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We will review all subscription agreements completed by the investor. After we have completed its review of a subscription agreement for an investment in the company, the funds may be released by the Escrow Agent.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, we will have up to three days to ensure all the documentation is complete. We will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by wire, debit card, credit card or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into an escrow account at the Escrow Agent for our benefit. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account at the Escrow Agent.

We maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from us, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the company receives oversubscriptions in excess of the maximum offering amount.

Offering Period and Expiration Date

This Offering will start on or immediately prior to the date on which the SEC initially qualifies this Offering Statement (the “Qualification Date”) and will terminate on the Termination Date (the “Offering Period”).

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

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Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed ten percent (10%) of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed ten percent (10%) of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Offered Shares.

In order to purchase our Common Stock shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the ten percent (10%) of net worth or annual income limitation on investment in this Offering.

LEGAL MATTERS

Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon by Frederick M. Lehrer, P. A.

EXPERTS

The financial statements of the Company appearing elsewhere in this Offering Circular have been included herein in reliance upon the report of BF Borgers CPA PC, an independent certified public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act of 1993, as amended, with respect to the shares of Common Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement.

Upon the completion of this offering, we presently do not expect to elect to become a public reporting company under the Exchange Act, or publicly report on an ongoing basis as an “emerging growth company” under the reporting rules set forth under the Exchange Act. We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. As such, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our stockholders could receive less information than they might expect to receive from more mature public companies. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports.

63

MJLINK.COM INC

December 31, 2019

F-1

Independent Auditor’s Report

March 31, 2020

To the shareholders and the board of directors of MjLink.com, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of MjLink.com, Inc. which comprise the Balance Sheets as of December 31, 2019 and 2018, and the related Statement of Operations, Statement of Stockholders’ Equity and Statement of Cash flows for the years ended December 31, 2019 and 2018, and the related notes to the financial statements.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s lack of liquidity and operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MjLink.com, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Lakewood, Colorado

F-2

MJLINK.COM INC

BALANCE SHEETS

	December 31, 2019	December 31, 2018
	audited	audited
ASSETS
Current Assets:
Cash	$5,500	$-
Accounts receivable	10,500	-
Accounts receivable - related parties	32,500	-
Prepaid Expenses	4,658	-
Total Assets	$53,158	$-

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts Payable	$-	$-
Accrued Expenses	-	-
Deferred Revenue	24,896	-
Intercompany due to Social Life	356,326
Total Current Liabilities	381,222	-
Long Term Debt	-	-
Total Liabilities	$381,222	$-

Stockholders’ Equity (Deficit):
Common Stock par value $0.01 1,500 shares authorized; 1,500 shares issued	15	15
Additional paid in capital	-	-
Common Stock to be issued	-	-
Common Stock Receivable	-	-
Preferred Stock par value	-	-
Stockholders’ equity	(328,078)	15
Total Stockholders’ Equity (Deficit)	(328,063)	(15)
Total Liabilities and Stockholders’ Equity	$53,158	$-

See accompanying notes to these audited financial statements.

F-3

MJLINK.COM INC

STATEMENTS OF OPERATIONS

(audited)

	For the Twelve Months Ended December 31,
	2019	2018
Revenues:
Digital subscription revenue	$7,083	$-
Advertising revenue	2,500	-
Event revenue	101,480	-
Digital marketing revenue	93,000	-
Related party revenue:
Digital subscriptions revenue - related	521	-
Digital marketing revenue - related	20,000	-
Event revenue - related	10,000	-
Total revenue	234,584	-
Costs of goods sold	244,192	-
Gross margin	(9,608)	-

Operating Expenses:
Compensation expense	218,655	-
Non-cash stock expense	-	-
Sales and marketing	51,152	-
General and administrative	63,198	-
Total operating expenses	333,006	-

Income (Loss) from operations	(342,613)	-

Other Expenses:
Interest expense	-	-
Other non-operating expenses	(14,550)	15
Total other expenses	(14,550)	15

Net Income (Loss)	$(328,063)	$(15)

Loss per share: Basic and Diluted	$(218.71)	$(0.01)
Weighted Average Shares
Basic and Diluted	1,500	1,500

See accompanying notes to these audited financial statements.

F-4

MJLINK.COM, INC.

STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)

(audited)

	Preferred Stock		Common Stock		Additional Paid	Common Stock to be	Common Stock	Accumulated
	Shares	Amount	Shares	Amount	in Capital	Issued	Receivable	Deficit	Total
Balance, December 31, 2018	-	-	-	$-	$-	$-	$-	$(15)	$(15)
Common stock issued for service	-	-	-	-	-	-	-	-	-
Common stock issued to officers	-	-	-	-	-	-	-	-	-
Common stock issued to investors			-	-	-	-		-	-
Common stock cancelled	-	-	-	-	-	-	-	-	-
Fair value of warrants issued	-	-	-	-	-	-	-	-	-
Fair value of beneficial conversion feature for convertible notes	-	-	-	-	-	-	-	-	-
Net Loss for year ended Dec 31, 2019	-	-	-	-	-	-	-	(328,063)	(328,063)
Balance, December 31, 2019	-	-	-	-	$-	$-	$-	$(328,078)	$(328,078)

	Preferred Stock		Common Stock		Additional Paid in	Common Stock to be	Common Stock	Accumulated
	Shares	Amount	Shares	Amount	Capital	Issued	Receivable	Deficit	Total
Balance, December 31, 2017	-	-	-	$-	$-	$-	$-	$-	$-
Common stock issued for service	-	-	-	-	-	-	-	-	-
Common stock issued to officers	-	-	-	-	-	-	-	-	-
Common stock issued to investors			1,500	15	-	-	-	-	15
Common stock cancelled	-	-	-	-	-	-	-	-	-
Fair value of warrants issued	-	-	-	-	-	-	-	-	-
Fair value of beneficial conversion feature for convertible notes	-	-	-	-	-	-	-	-	-
Net Loss for year ended Dec 31, 2018	-	-	-	-	-	-	-	(15)	(15)
Balance, December 31, 2018	-	-	1,500	15	$-	$-	$-	$(15)	$-

See accompanying notes to these audited financial statements.

F-5

MJLINK.COM INC

STATEMENTS OF CASH FLOWS

(audited)

	For the Twelve Months Ended December 31,
	2019	2018
Cash flow from operating activities:
Net Income (Loss)	$(328,063)	$(15)
Adjustments to reconcile net loss to net cash used in operating activities:
Noncash stock-based compensation	-	15
Changes in operating assets and liabilities:
Accounts receivable	(43,000)	-
Prepaids	(4,658)	-
Accounts payable and accrued expenses	-	-
Deferred Revenue	24,896
Rounding	(1)
Intercompany due to Social Life	356,326	-
Net cash used in operating activities	5,500	-

Cash flows used in investing activities:	-	-

Cash flows from financing activities:
Loan from related parties	-	-
Proceeds from the sale of common stock	-	-
Stock Receivable	-	-
Stock Payable	-	-
Net cash provided by financing activities	-	-

Net increase / decrease in cash	5,500	-
Cash at beginning of period	-	-
Cash at end of period	$5,500	$-

Supplemental Disclosures:
Cash paid during the year for:
Interest	$-	-
Income taxes	$-	$-
Supplemental disclosure of non-cash activities:
Warrants issued for services	$-	$-
Interest related to amortization of beneficial conversion feature	$-	-

See accompanying notes to these audited financial statements.

F-6

MJLINK.COM INC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

(audited)

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

MjLink.com, Inc. (hereinafter “we”, “us”, “our, the “Company” or “MjLink”) was incorporated in Delaware on September 20, 2018 after operating as the cannabis division of the SEC reporting public company.

Going Concern

The accompanying audited financial statements have been prepared assuming the Company will continue as a going concern. For the twelve-month period ended December 31, 2019, and the year ended December 31, 2018, the Company has incurred a net loss of $328,063 and $0, respectively, and as of December 31, 2018, the Company has a stockholder’s deficit of $328,078. Continuation as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet obligations and pay its liabilities arising from normal business operations when they come due and ultimately upon its ability to achieve profitable operations. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Management intends to obtain additional funding by borrowing funds from its directors and officers, issuing promissory notes and/or a private placement of common stock.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s audited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

F-7

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimated useful lives of property and equipment. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives of approximately five years once the individual assets are placed in service.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. No impairment of long-lived assets was required for the twelve months ended 2019 and the year ended December 31, 2018.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

The Company generates revenues through four primary sources: 1) licensing agreements from which the Company receives an annual license fee or a percentage of net profits; 2) online advertising with priced based on the CPC (cost per click) and CPM (cost per 1000 ad impressions); 3) premium monthly digital marketing subscriptions, which provide business director and online review management for monthly subscriptions; 4) subscription to an online platform for both public and private cannabis companies to present in a live virtual conference; and 5) an invitational forum that unites publicly-traded cannabis companies led by seasoned executives with next level, high net worth investors.

Determination of the Fair Value of Common Stock on Grant Dates.

We are a private company with no active public market for our common stock. Therefore, we have periodically determined for financial reporting purposes the estimated per share fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. In conducting the contemporaneous valuations, we considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including our best estimate of our business condition, prospects, and operating performance at each valuation date. Within the contemporaneous valuations performed, a range of factors, assumptions and methodologies were used.

F-8

Income Taxes

The Company accounts for income taxes under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740 “Income Taxes.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is more likely than not that the deferred tax asset will be unrealized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. The Company accrues interest and penalties, if incurred, on unrecognized tax benefits as components of the income tax provision in the accompanying statements of operations. As of December 31, 2019, the Company has not established a liability for uncertain tax positions.

Research and Development Costs

The Company spent zero dollars on research and development as of December 31, 2019 and during the year ended December 31, 2018.

Net Loss Per Share

Basic net loss per share is computed by using the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options. No dilutive potential common shares were included in the computation of diluted net loss per share because their impact was anti-dilutive.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. ASC 820, Fair Value Measurements, establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

Level 1 - defined as observable inputs such as quoted prices for identical instruments in active markets;

Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 - inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

Stock Purchase Warrants and Derivative Financial Instruments

Common stock purchase warrants are classified as equity if the contracts (1) require physical settlement or net-share settlement or (2) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Contracts which (1) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (2) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (3) that contain reset provisions that do not qualify for the scope exception are classified as equity or liabilities. The Company assesses classification of its common stock purchase warrants and other derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

Recently issued accounting pronouncements

In January 2018, the FASB issued ASU 2018-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2018 and should be applied prospectively on or after the effective date. The Company is in the process of evaluating the impact of this accounting standard update.

F-9

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its statements of cash flows.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09, which amends several aspects of accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, and classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The Company has evaluated the impact of this accounting standard update and noted that it has had no material impact.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In May 2014, August 2015, April 2016 and May 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09 (ASC Topic 606), Revenue from Contracts with Customers, ASU 2015-14 (ASC Topic 606) Revenue from Contracts with Customers, Deferral of the Effective Date, ASU 2016- from Contracts with Customers, ASU 2015-14 (ASC Topic 606) Revenue from Contracts with Customers, Deferral of the Effective Date, ASU 2016-10 (ASC Topic 10 (ASC Topic 606) Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, and ASU 2016-12 (ASC Topic 606) Revenue from Contracts with 606) Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, and ASU 2016-12 (ASC Topic 606) Revenue from Contracts with accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. It also requires entities to disclose both quantitative and qualitative information that enable financial statements users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amendments in these ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted for annual periods beginning after December 15, 2016. The Company is in the process of assessing the impact, if any, on its financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-01 (ASU 2017-01) “Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar assets, the assets acquired (or disposed of) are not considered a business. The Company adopted ASU 2017-01 as of January 1, 2017 on a prospective basis and there was no material impact to our financial statements.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 - GOING CONCERN

The Company’s audited financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. On December 31, 2019, the Company had a stockholder’s deficit of $328,078 had a net loss of $328,068 and used net cash of $322,568 in operating activities for the twelve months ended December 31, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon it generating profitable operations in the future and/or obtaining the necessary financing to meet obligations and repay liabilities arising from normal business operations when they come due. The Company’s management intends to finance operating costs over the next twelve months with existing cash then on hand, the sale of its equity securities on a private exempted basis, or possibly through a Regulation A Offering. While the Company believes that it will be successful in obtaining the necessary financing and generating revenue to fund its operations, meet regulatory requirements and achieve commercial goals, there are no assurances that such additional funding will be achieved or that the Company will succeed in its future operations. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

F-10

NOTE 4 - RELATED PARTY TRANSACTIONS

Apart from the transactions described below, there has been no transactions since January 1, 2019 or currently proposed transaction(s), in which the Company was or is to be a participant and the amount involved exceeds $5,000, being the lesser of $120,000 or one percent of our total assets at December 31, 2019, and in which any of the following persons had or will have a direct or indirect material interest:

(a)	any director or executive officer of our company;

(b)	any person who beneficially owns, directly or indirectly, more than 5% of any class of our voting securities;

(c)

any person who acquired control of the Company when it was a shell company or any person that is part of a group, consisting of two or more persons that agreed to act together for the purpose of acquiring, holding, voting or disposing of our common stock, that acquired control of the Company when it was a shell company; and

(d)	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

On January 2, 2019, the Company completed an employment agreement with a new President of MjLink, providing him with the ability to receive stock in the company. The agreement provides that if they resigned during the first 24 months of their employment agreement, all stock previously issued would be returned to MjLink’s treasury. On June 26, 2019, our President resigned from the Company, and no stock was issued to him.

For the fourth quarter 2019, Hemp Depot, owned and managed by the holder of over 14% of our outstanding shares, Rodosevich Investments, which acquired $32,500 of our services, particularly: $2,500 for 12 months digital subscription service on MjInvest, $10,000 for accessing our MjLink event in October 2019, and $20,000 for digital marketing services over our network.  We recognized $30,521 in revenue for fiscal year 2019 and deferred $1,972 of revenue related to digital subscription service in accordance with generally accepted accounting principles for the remaining term of the service.

NOTE 5 - SALES RETURNS

For the period ended December 31, 2019, the Company did not issue any credit memos.

NOTE 6 - INTERCOMPANY LOAN

As of December 31, 2019, we have an outstanding intercompany loan obligation to Social Life for $356,326.

NOTE 7 - LITIGATION

From time to time we may become the subject of litigation that is incurred in the ordinary course of its business. None after December 31, 2019

Notes Payable and other Obligations

We have increased our intercompany loan to Social Life by $9,356 to $365,682 from December 31, 2019 to date.

Board of Director, Company Officers, and Board Appointments

Brian Lazarus and Gregory Todd Markey were appointed Directors of Social Life and MjLink.com Inc effective January 21, 2020.

NOTE 8 - SUBSEQUENT EVENT FOOTNOTE

On July 10 , 2020, after Board of Directors approval, the state of Delaware: (c) approved the form of a Certificate of Rights and Preferences  with respect to the Preferred Shares, which provides that each Preferred Share may be converted on a 1 to 3 basis, with 1 Preferred  Share converted into 3 Class A Shares, and also the payment of a noncumulative annual dividend of 6% at the sole discretion of the Board of Directors (the “New Certificate of Rights and Preferences”);  (c) approved the form of a Certificate of Rights and Preferences with respect to our Class B Common Shares, which provides that each Class B Common Share equals 100 votes and does not have any equity or other value.  We have not issued any Class B Shares.

On July 11, 2020, the Company  issued 10,068,087 Preferred Shares to various persons and entities.

F-11

MjLink.com Inc.

20,000,000 SHARES OF CLASS A COMMON STOCK

$50,000,000